Notice of the 174th Annual Meeting of Shareholders
& Management Proxy Circular IMPORTANT INFORMATION FOR SHAREHOLDERS YOUR PARTICIPATION IS IMPORTANT — PLEASE TAKE A MINUTE TO VOTE . March 3, 2006 Voting Instructions Commence on Page 1.

Dear Shareholders,
You are invited to attend the 174th Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at The Fairmont Hotel in Winnipeg, Manitoba, at 10:00 a.m. (Central Time) on Friday, March 3, 2006. The Annual Meeting gives you the opportunity to learn more about your Bank, receive its financial results, and hear about our plans for the future. You will also meet our directors and senior management.
The attached Notice of Meeting and Management Proxy Circular describes the business to be conducted at the Annual Meeting. Even if you cannot attend the Annual Meeting, it is important that your shares be represented and voted, by using the enclosed proxy or voting instruction form. We encourage you to familiarize yourself with the information in the Management Proxy Circular, and then vote as soon as possible. We look forward to your participation.
We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank website at www.scotiabank.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.

Sincerely,

/s/ Arthur R.A. Scace	/s/ Rick Waugh
Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

NOTICE OF 174TH ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Friday, March 3, 2006
at	10:00 a.m. (Central Time)
at	The Fairmont Winnipeg
Winnipeg Ballroom
2 Lombard Place
Winnipeg, Manitoba
for the following purposes:
•	to receive the financial statements for the fiscal year ended October 31, 2005 and the Auditors’ Report on the financial statements;

•	to elect directors;

•	to appoint KPMG LLP as auditor;

•	to consider certain proposals submitted by shareholders (included in Appendix 1 of the attached Management Proxy Circular); and

•	to transact such other business as may properly be brought before the meeting.
As of the record date, January 13, 2006, there were 987,943,979 Bank common shares outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.
Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 2, 2006, 5:00 p.m. Eastern Standard Time.

By order of the Board

/s/ Deborah M. Alexander
Toronto, Ontario, Canada	Deborah M. Alexander
January 13, 2006	Executive Vice-President
General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements and interim MD&A by mail during 2006, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return an enclosed interim report request form. If you do not return this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Scotiabank website at www.scotiabank.com.
Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report box at the bottom of the form of proxy. If you mark the Annual Report box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

Table of Contents
Management Proxy Circular

Part I — Voting

Who Can Vote	1
Voting in Person	1
Voting by Proxy	1
Beneficial Owners (Non-registered Holders)	2
Votes Required for Approval	3
Solicitation of Proxies	3

Part II — Business of the Meeting

Financial Statements	3
Election of Directors	3
Appointment of Auditors	10
Shareholder Proposals	11

Part III — Corporate Governance

Statement of Corporate Governance Practices	11
Committee Reports	13
Audit and Conduct Review Committee	13
Corporate Governance and Pension Committee	14
Executive and Risk Committee	15
Human Resources Committee	15

Part IV — Compensation and Other Information

Compensation of Directors	16
Human Resources Committee Report on Executive Compensation	21
Executive Compensation	28
Performance Share Units (PSUs)	30
Stock Options	30
Securities Authorized for Issuance under Equity Compensation Plans	31
Retirement Benefits	32
Change of Control and Termination Without Cause	34
Total Annual Compensation	34
Share Performance Graph	35
Indebtedness of Directors and Executive Officers	36
Directors’ and Officers’ Insurance	38
Normal Course Issuer Bid	38
Additional Documentation	38
Directors’ Approval	38

Appendix 1

Proposals Submitted by Shareholders	39

Appendix 2

Corporate Governance Practices — Summary	42

Appendix 3

Change of Auditor Documents	54
NOTE: Registered shareholders receive a form of proxy with this Management Proxy Circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see “Voting by Proxy.” Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this Management Proxy Circular; see “Beneficial Owners (Non-registered Holders).”

THE BANK OF NOVA SCOTIA
MANAGEMENT PROXY CIRCULAR
All information is as of December 31, 2005, unless otherwise indicated.
     This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “Bank”) of proxies for use at the Annual Meeting of Shareholders of the Bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?
One Vote Per Share
January 13, 2006, is the record date to determine the shareholders who are entitled to receive notice of the meeting.
     Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the Bank (“Bank common share”) registered in his or her name as of January 13, 2006. If a shareholder transfers some Bank common shares after that date to someone else, and that person becomes a registered shareholder of the Bank, the new shareholder may vote the transferred shares at the meeting, provided he or she has asked the Bank’s transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least 10 days before the meeting.
     As of December 31, 2005, there were 988,093,325 Bank common shares outstanding.
     Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the Directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued and outstanding shares of any class.
Voting Restrictions
The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities.
     For more information about voting rights, contact the Secretary of the Bank.
VOTING IN PERSON
Registered shareholders who attend the meeting in Winnipeg on March 3, 2006, can cast one vote for each Bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the Bank’s shareholders are beneficial shareholders. If you are a beneficial shareholder, please see the section below entitled “Beneficial Owners (Non-Registered Holders).”
VOTING BY PROXY
If you do not plan to come to the meeting, you can vote by using the form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.
What Is a Proxy?
A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)
Appointing a Proxyholder
Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are Directors of the Bank, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote

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and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.
     If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote”).
     To record your vote, you must return the signed proxy by March 2, 2006, 5:00 p.m. Eastern Standard Time, to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at:
100 University Avenue, 9th floor
Toronto, Ontario M5J 2Y1
or
Fax: 416-263-9524 or 1-866-249-7775
Changing Your Mind
If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:
The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: Deborah M. Alexander
Executive Vice-President,
General Counsel and Secretary
Fax: 416-866-5090
OR
The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: John Oliver
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920
     The proxy can be revoked if a revocation: (i) is received by (or on) the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (ii) is deposited with the Chairman of the meeting on the day of the meeting (or of the continuation), or (iii) in any other way the law permits.
     If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, by March 2, 2006, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.
Your Proxy Vote
If you have filled out and signed your proxy correctly (exactly as your name appears on the proxy form), and delivered it to the transfer agent by March 2, 2006, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.
     If you have NOT specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:
•	FOR the election as Directors of the nominees whose names are set out in this Management Proxy Circular;

•	FOR the appointment of KPMG LLP as auditor; and

•	AGAINST the shareholders’ proposals described in Appendix 1.
     For more information on any of these matters, see Part II, “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. The notice includes all the matters to be presented at the meeting that are known to management as of this date.
Confidentiality
All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.
BENEFICIAL OWNERS
(NON-REGISTERED HOLDERS)
Most shareholders are “beneficial owners” who are non-registered shareholders. Their Bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the

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intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).
     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or Internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Bank common shares which they beneficially own.
     If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.
VOTES REQUIRED FOR APPROVAL
All of the matters to come to a vote at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.
SOLICITATION OF PROXIES
The Bank’s management requests that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.
     The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS
The Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended October 31, 2005, are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular.
ELECTION OF DIRECTORS
The nominees proposed for election as directors, which were recommended by the Corporate Governance and Pension Committee to the Board of Directors, are listed below under the heading “Director Nominees”. The number of Directors to be elected at the meeting is 16. The term of office of each Director expires at the close of the next Annual Meeting of Shareholders following the election of the Director.
The Proposed Nominees
The following are the nominees proposed for election as Directors of the Bank. All are currently Directors of the Bank.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

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Table 1 — Director Nominees

Mr. Brenneman, age 59, is President and Chief Executive Officer of Petro-Canada, an oil and gas company. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman sits on the boards of Petro-Canada, BCE Inc. and Syncrude Canada Ltd. and has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College and the new Alberta Children’s Hospital. Mr. Brenneman did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

Ronald A. Brenneman	Scotiabank Board Details:
Calgary, Alberta	·	Director since March 28, 2000
	·	Member of: Audit and Conduct Review Committee (and is the Committee’s designated financial expert) and Human Resources Committee
Shares: 24,446	·	Meets Share Ownership Guidelines
DDSUs: 15,733	·	Independent

Mr. Chen, age 60, is Counsel to Rajah & Tann, advocates and solicitors, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. from the University of Singapore. Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A.

Mr. Chen sits on the boards of several corporations including Amatil Investments (Singapore) Pte Ltd., Polo Ralph Lauren Sourcing Co. Limited, Wearnes International (1994) Limited and The Bank of Nova Scotia Asia Limited. In addition, at different times during the period from 2001 to 2005, Mr. Chen served as a director of the following publicly-traded companies: Keppel Hitachi Zosen Limited and Superior Multi-Packaging Ltd.

C.J. Chen	Scotiabank Board Details:
Singapore	·	Director since October 30, 1990
	·	Member of: Corporate Governance and Pension Committee
Shares: 33,624	·	Meets Share Ownership Guidelines
DDSUs: 4,320	·	Independent

Ms. Everett, age 49, is President, Corporate Secretary and a director of Royal Canadian Securities Limited, whose principal businesses include Domo Gasoline Corporation and Royal Canadian Properties Limited. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Manitoba Telecom Services Inc., Canwest Western Independent Producers Fund and Winnipeg Harvest Inc. She is a member of the Young Presidents Organization. Ms. Everett did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

N. Ashleigh Everett	Scotiabank Board Details:
Winnipeg, Manitoba	·	Director since October 28, 1997
	·	Member of: Corporate Governance and Pension Committee and Human Resources Committee
Shares: 12,308	·	Meets Share Ownership Guidelines
DDSUs: 9,976	·	Independent

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Mr. Kerr, age 61, is Chairman of Lignum Investments Ltd., a privately-held investment company and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley.

Mr. Kerr sits on the boards of Louisiana Pacific Corporation and the Vancouver Foundation. In addition, at different times during the period from 2001 to 2005, Mr. Kerr served as a director of the following publicly-traded companies: Riverside Forest Products Ltd. and Bombardier Inc.

John C. Kerr, C.M., O.B.C., LL.D.	Scotiabank Board Details:
Vancouver, British	·	Director since March 30, 1999
Columbia	·	Member of: Corporate Governance and Pension Committee and Human Resources Committee
Shares: 8,790	·	Meets Share Ownership Guidelines
DDSUs: 15,004	·	Independent

Senator Kirby, age 64, has been a Member of the Senate of Canada, since 1984. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University.

Senator Kirby is the current Chair of the Standing Senate Committee on Social Affairs, Science & Technology and sits on the boards of Brainhunter Inc., CPI Plastics Ltd., Extendicare Inc., Indigo Books and Music Inc., MDC Partners Inc. and Ontario Energy Savings Corporation, the administrator of Energy Savings Income Fund. Senator Kirby was, until recently, the Vice-Chair of the Accounting Standards Oversight Council. Previously, Senator Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues. In addition, at different times during the period from 2001 to 2005, Senator Kirby served as a director of the following publicly-traded companies: Azure Dynamics Corp., Daedalian Inc., The Goldfarb Corporation, Maxxcom Inc., and Merchant Capital Group Incorporated.

The Honourable Michael J.L. Kirby	Scotiabank Board Details:
Nepean, Ontario	·	Director since March 28, 2000
	·	Member of: Audit and Conduct Review Committee (Chair) and Executive and Risk Committee
Shares: 2,478	·	Meets Share Ownership Guidelines
DDSUs: 16,809	·	Independent

Mr. Lemaire, age 66, is Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products. He holds a Master’s Degree in Commerce from the University of Sherbrooke and an Honorary Doctorate in Administration.

Mr. Lemaire sits on the boards of Cascades Inc., Junex Inc. and Norampac Inc. Mr. Lemaire did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

Laurent Lemaire	Scotiabank Board Details:
Warwick, Quebec	·	Director since March 31, 1987
	·	Member of: Executive and Risk Committee and Human Resources Committee
Shares: 14,206	·	Meets Share Ownership Guidelines
DDSUs: 0	·	Independent

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Mr. Mayberry, age 61, is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel.

Mr. Mayberry sits on the boards of Inco Limited and MDS Inc., where he also serves as Chairman. In addition, at different times during the period from 2001 to 2005, Mr. Mayberry served as a director of the following publicly-traded companies: CFM Corporation, Decoma International Inc., Dofasco Inc. and United Dominion Inc.

John T. Mayberry	Scotiabank Board Details:
Burlington, Ontario	·	Director since March 29, 1994
	·	Member of: Executive and Risk Committee (Chair)
Shares: 11,286	·	Meets Share Ownership Guidelines
DDSUs: 16,702	·	Non-independent due to a prior interlocking corporate relationship with a Bank executive officer

Mrs. McDougall, age 68, is an Advisor to Aird & Berlis LLP, barristers and solicitors, in Toronto. She received a B.A. from the University of Toronto. She was first elected to the House of Commons in 1984 and held various government posts, including Secretary of State for External Affairs from 1991 to 1993. Mrs. McDougall has served as a Canadian representative to the Inter-American Dialogue in Washington and The International Crisis Group in Brussels.

Mrs. McDougall sits on the boards of Stelco Inc., Imperial Tobacco Canada Limited, the Independent Order of Foresters and Software Design Group. In addition, during the period from 2001 to 2005, Mrs. McDougall served as a director of Corel Corporation.

The Honourable Barbara J. McDougall, O.C.	Scotiabank Board Details:
Toronto, Ontario	·	Director since March 30, 1999
	·	Member of: Audit and Conduct Review Committee and Human Resources Committee
Shares: 6,333	·	Meets Share Ownership Guidelines
DDSUs: 6,453	·	Independent

Dr. Parr-Johnston, age 66, is President of Parr Johnston Economic and Policy Consultants. She holds a B.A. from Wellesley College and a M.A. and Ph.D. in economics from Yale University. She has research expertise in economic and educational policy and speaks and writes on higher education in Canada, public policy and general management issues.

Dr. Parr-Johnston is the former President and Vice-Chancellor of the University of New Brunswick (1996-2002) and of Mount Saint Vincent University (1991-1996). She currently sits on several boards, including Emera Incorporated, Nova Scotia Power Incorporated, the Social Research Demonstration Corporation, the Sustainable Technology Development Foundation (Canada) and the Canadian Millennium Scholarship Foundation. In addition, at different times during the period from 2001 to 2005, Dr. Parr-Johnston served as a director of the following publicly-traded companies: Empire Company Limited and FPI Limited.

Elizabeth Parr-Johnston, Ph.D.
Chester Basin, Nova	Scotiabank Board Details:
Scotia	·	Director since October 26, 1993
	·	Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
Shares: 9,620	·	Meets Share Ownership Guidelines
DDSUs: 14,677	·	Independent

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Mr. Rovzar, age 54, is Executive Partner in charge of the Latin America practice of White & Case LLP. He has a J.D. from the National University of Mexico. He is authorized to practice law in Mexico.

Mr. Rovzar sits on the boards of several companies, including: Fomento Económico Mexicano, Coca-Cola FEMSA, Grupo BIMBO and Grupo COMEX. He is also a member of the advisory boards of Ray and Berndtson de México, Grupo ACIR and Compañía Occidential Mexicana.

Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member and President of Procura, A.C. and an active board member of Reintegra, A.C., ProVivah, Fundacionò UNAM (The National University of Mexico), and Patronato del Instituto Nacional de Pediatría (The National Children’s Hospital Institute). He was also recently appointed as a member of the Board of Overseers of Tufts University and is past chairman of the Board of Governors of the Center on Philanthropy of Indiana University in Indianapolis, U.S. and a member of the Mexican Mediation Institute, among other professional organizations. Mr. Rovzar did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

Alexis E. Rovzar de la Torre
New York, New	Scotiabank Board Details:
York U.S.A.	·	Director since December 31, 2005
	·	Member of: Corporate Governance and Pension Committee
Shares: 0	·	Has 5 years from the date of appointment to meet the Share Ownership Guidelines
DDSUs: 0	·	Independent

Mr. Scace, age 67, is Chairman of the Board. He is also a corporate director. He has a B.A. from the University of Toronto and Oxford University, a M.A. from Harvard University and LL.B. from Osgoode Hall. He was called to the bar in Ontario in 1967.

Mr. Scace sits on the boards of several companies, including Brompton Equity Split Corp., Brompton Split Banc Corp., Garbell Holdings Limited, Gardiner Group Capital Limited, Gerdau Ameristeel Corporation, Lallemand Inc., N.M. Davis Corporation Limited, Sceptre Investment Counsel Limited and WestJet Airlines Inc. and serves as a director of a number of private companies within the Brompton Group of companies. He is Chairman of the Canadian Opera Company and is a former Treasurer of the Law Society of Upper Canada. In addition to the above, at different times during the period from 2001 to 2005, Mr. Scace served as a director of the following publicly-traded companies: The Canada Life Assurance Company and Canada Life Financial Corporation.

Arthur R.A. Scace, C.M., Q.C.	Scotiabank Board Details:
Toronto, Ontario	·	Director since March 25, 1997. Chairman since March 2, 2004.
	·	Member of: Executive and Risk Committee and Human Resources Committee (Chair). Ex-officio member of Audit and Conduct Review Committee and Corporate Governance and Pension Committee.
Shares: 14,895	·	Meets Share Ownership Guidelines
DDSUs: 10,345	·	Independent

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Mr. Schwartz, age 64, is Chairman and Chief Executive Officer of Onex Corporation, a diversified company with global operations in services, manufacturing and technology industries. He has a Bachelor of Commerce and LL.B. from the University of Manitoba and a M.B.A. from Harvard University.

In addition to serving on the boards of a number of Onex-controlled companies, Mr. Schwartz is also a director of Celestica Inc., Indigo Books and Music Inc. and Vice-Chairman and member of the Executive Committee of Mount Sinai Hospital. In addition, during the period from 2001 to 2005, Mr. Schwartz served as a director of the following publicly-traded companies: Loews Corporation and Vincor International Inc.

Gerald W. Schwartz	Scotiabank Board Details:
Toronto, Ontario	•	Director since May 26, 1999
	•	Member of: Executive and Risk Committee
Shares: 100,000	•	Meets Share Ownership Guidelines
DDSUs: 3,052	•	Non-independent due to an overall business relationship with the Bank

Mr. Shaw, age 63, is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2000, he was named a Member of the Order of Canada and, in 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw sits on the boards of a number of companies, including Canadian Policy Research Networks Inc. and GINI University Services Inc., of which he is also the Chairman. Mr. Shaw is past Chair of the Atlantic Provinces Economic Council and is Chair of the Nominating Committee of the Board of Governors of Dalhousie University. He is also Vice-Chairman of the QEII Hospital Capital Campaign. Mr. Shaw did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

Allan C. Shaw, C.M., LL.D.	Scotiabank Board Details:
Halifax, Nova Scotia	•	Director since September 30, 1986
	•	Member of: Corporate Governance and Pension Committee (Chair) and Executive and Risk Committee
Shares: 70,394	•	Meets Share Ownership Guidelines
DDSUs: 17,491	•	Independent

Mr. Sobey, age 48, is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant.

Mr. Sobey sits on the boards of Empire Company Limited, Sobeys Inc., Emera Incorporated and Nova Scotia Power Incorporated and he is Chairman and director of Wajax Limited. Mr. Sobey did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

Paul D. Sobey	Scotiabank Board Details:
Kings Head, Pictou	•	Director since August 31, 1999
County, Nova Scotia	•	Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
	•	Meets Share Ownership Guidelines
Shares: 16,000	•	Independent
DDSUs: 15,032

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Ms. Thomas, age 56, is a corporate director with experience in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of Spectrum Brands Corporation (formerly Rayovac Corporation) and the Blue Cross/Blue Shield Companies of Florida. In addition, at different times during the period from 2001 to 2005, Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and has held the positions of President of Warner-Lambert Consumer Healthcare Company and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997). She has also served as a director of Dial Corporation. Ms. Thomas did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005.

Barbara S. Thomas	Scotiabank Board Details:
Belleair, Florida	•	Director since September 28, 2004
U.S.A.	•	Member of: Audit and Conduct Review Committee
	•	Has 5 years from the date of appointment to meet the Share Ownership Guidelines
Shares: 1,715	•	Independent
DDSUs: 0

Mr. Waugh, age 58, is President and Chief Executive Officer of the Bank. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s investment, corporate, international and retail banking areas. Mr. Waugh has a Bachelor of Commerce (Honours) from the University of Manitoba and a M.B.A. from York University. He is also a Fellow of the Institute of Canadian Bankers.

Mr. Waugh sits on the board of Inco Limited and serves on the boards of several of the Bank’s international subsidiaries. Mr. Waugh did not serve as a director of any other publicly-traded companies during the period from 2001 to 2005 but participates and is active on a number of philanthropic boards and organizations.

Richard E. Waugh	Scotiabank Board Details:
Toronto, Ontario	•	Director since March 25, 2003
	•	Member of: Executive and Risk Committee
Shares: 84,802	•	Meets Share Ownership Guidelines
DSUs: 222,107	•	Non-independent (President and CEO of the Bank)

Notes:
1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	Mrs. McDougall is a director of Stelco Inc., which, in 2004, entered into arrangements with its creditors.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

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Interlocking Directorships
The table below lists the directors of the Bank who serve together on the boards of directors of other companies:

COMPANY	DIRECTORS OF THE BANK
Inco Limited Indigo Books and Music Inc. Emera Corporation and Nova Scotia Power Incorporated	Mr. Mayberry and Mr. Waugh Senator Kirby and Mr. Schwartz Dr. Parr-Johnston and Mr. Sobey

APPOINTMENT OF AUDITORS
During the five financial years ended October 31, 2005, PricewaterhouseCoopers LLP and KPMG LLP served as the Bank’s auditors. PricewaterhouseCoopers LLP and KPMG LLP or their predecessor firms have served continuously since 1988 and 1992, respectively, and have also served during various prior periods.
     On June 1, 2005, the Audit and Conduct Review Committee, on behalf of the Board of Directors, announced that it had initiated a review of the Bank’s Shareholders’ Auditors with a view to recommending to shareholders a single firm to audit the Bank’s 2006 consolidated financial statements. On September 27, 2005, the Board of Directors announced that, following its review process, it had selected KPMG LLP to act as the Bank’s Shareholders’ Auditor for fiscal 2006, subject to shareholder approval.
     The Bank, PricewaterhouseCoopers LLP and KPMG LLP confirmed that there have been no reportable events (including disagreements, consultations and unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date. There have been no adverse or qualified opinions or denials of opinion or reservations contained in the auditors’ reports on the Bank’s annual consolidated financial statements for the fiscal years ended October 31, 2004 and October 31, 2003.
     A copy of the Bank’s Notice of Change of Auditor and letters from KPMG LLP and PricewaterhouseCoopers LLP were filed with Canadian securities regulatory authorities, the U.S. Securities and Exchange Commission and the Toronto and New York stock exchanges and are reproduced as Appendix 3 to this Management Proxy Circular.
     Management proposes that KPMG LLP be re-appointed as the auditor of the Bank. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of the next Annual Meeting.
Shareholders’ Auditors’ Services Pre-approval Policies and Procedures
The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to maintain the independence of the Bank’s Shareholders’ Auditor and the scope of service. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: Audit services (all such engagements provided by the Bank’s Shareholders’ Auditor as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Shareholders’ Auditor (primarily audit and audit-related services). The Bank’s Shareholders’ Auditor shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act, 2002, Canadian independence standards for auditing and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and any temporary investments held by the Bank that are required to be consolidated. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.
Fees Paid to Shareholders’ Auditors
Fees paid by the Bank to the Shareholders’ Auditors, KPMG LLP and PricewaterhouseCoopers LLP for the years ended October 31, 2005 and 2004 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2005	2004
Audit services	$12.8	$13.1
Audit-related services	$1.6	$0.5
Tax services outside of the audit scope	$1.6	$3.2
Other non-audit services	$1.4	$3.2
Total	$17.4	$20.0

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     The nature of these services is described below:
•	Audit services generally relate to statutory audit fees, accounting consultation, other regulatory-required auditor attest services and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.
•	Audit-related services include accounting consultations, review of documentation and testing results related to internal control over financial reporting, and audits of employee benefit plans and other associated entities.
•	Tax services outside of the audit scope represent consultations for transfer pricing and other international tax matters, advising on tax implications of capital market transactions, insurance activities, capital tax and global stock-based compensation plans, and assistance with the preparation of corporate and personal tax returns.
•	Other non-audit services include translation services, corporate recovery services, advice and assistance with problem loan accounts, and compensation surveys.
SHAREHOLDER PROPOSALS
Attached to this Management Proxy Circular as Appendix 1 are three proposals which shareholders of the Bank plan to raise at the meeting. These proposals relate to the following:
•	the publication of financial statements for subsidiaries operating in tax havens;

•	remuneration and benefit payments to senior officers be subject to prior approval of shareholders; and

•	ethical standards for director nominees.
     If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these three proposals.

Part III — CORPORATE GOVERNANCE

In accordance with the rules of the Canadian securities administrators (the “CSA”), the Bank annually discloses information relating to its system of corporate governance. Details of the Bank’s corporate governance practices are described in Appendix 2 to this Management Proxy Circular. In addition, the mandates and activities of the Committees of the Board are described below in the Committee Reports. The Corporate Governance Policies and the committee charters are also available on the Bank’s website at www.scotiabank.com and in print to any shareholder who requests a copy from the Secretary of the Bank. Additional information on the Bank’s Audit and Conduct Review Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the Bank’s Annual Information Form at www.sedar.com under the heading “The Bank’s Audit and Conduct Review Committee”.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Bank’s corporate governance practices are regulated by a number of regulatory bodies and are influenced by evolving concepts of best practices. We have included a summary of the Bank’s Corporate Governance practices and two checklists in Appendix 2, which includes the disclosure required by the CSA, the New York Stock Exchange (“NYSE”) Corporate Governance Rules and the U.S. Sarbanes-Oxley Act of 2002, to demonstrate the Bank’s commitment to compliance. Overall, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.
Director Independence Standards
A majority of the Bank’s Directors are independent, as required by NYSE Corporate Governance Rules and the CSA Guidelines for Corporate Governance. To be considered independent under these rules, the Board must determine that a Director has no direct or indirect material relationship with the Bank. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced in Appendix 2.
     Based on the Bank’s independence standards, 13 or 81.25% of the Directors standing for election have been determined to be independent. The following nominees are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Alexis E. Rovzar, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and Barbara S. Thomas. Messrs. Mayberry, Schwartz and Waugh are not independent by these criteria.

Scotiabank 11

Majority Voting for Directors
On November 29, 2005, the Board adopted a new policy, which requires that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chairman of the Board of Directors following the Bank’s annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors to be elected. The Corporate Governance and Pension Committee and the Board of Directors shall consider the resignation and whether or not it should be accepted. Resignations shall be expected to be accepted except in situations where extenuating circumstances would warrant the applicable Director to continue to serve as a board member. The Board of Directors shall disclose their decision, via press release, within 90 days of the applicable annual meeting. If a resignation is accepted, the Board of Directors may appoint a new Director to fill any vacancy created by resignation. A copy of this policy can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

Scotiabank 12

COMMITTEE REPORTS
Audit and Conduct Review Committee Report
Members: Michael J.L. Kirby — Chairman, Ronald A. Brenneman (financial expert), Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey and Barbara S. Thomas. Ex-officio — Arthur R.A. Scace.
The Audit and Conduct Review Committee is responsible for supervising the quality, integrity and timeliness of the Bank’s financial reporting. All of the current committee members are financially literate, as such term is defined by applicable legal requirements. The Audit and Conduct Review Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities for:
•	the integrity of the Bank’s financial statements;

•	the Bank’s compliance with legal and regulatory requirements;

•	the external auditors’ qualifications and independence;

•	review of the performance of the Bank’s internal audit function and external auditors;

•	the Bank’s system of internal control, including internal control over financial reporting;

•	review of Conduct Review-related matters including transactions with related parties and monitoring procedures for resolving conflicts of interest and identifying potential conflict situations; and

•	such other matters as may be assigned to the Committee by the Board from time to time.
     Pursuant to the Audit and Conduct Review Committee Charter, the Committee’s key responsibilities are as follows:
•	Financial Information — The Committee reviews interim and annual financial statements and related management’s discussion and analysis, and related press releases, prior to Board approval and public release. This review includes discussions with management and external auditors of significant issues, accounting principles, practices and management’s critical accounting estimates and judgments. The Committee also reviews the procedures in place for review of the Bank’s public disclosure of financial information and for the CEO and CFO certifications on the integrity of the Bank’s financial statements.
•	Compliance — The Committee reviews the annual compliance report as well as the semi-annual report on litigation matters. The Committee also meets with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss supervisory results. The Committee meets at least quarterly with management, the Bank’s Chief Internal Auditor and with the Bank’s Shareholders’ Auditors. Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.
•	Internal Controls — The Committee requires the Bank to maintain appropriate internal control procedures, including internal control over financial reporting. Pursuant to SEC Rules, for the Bank’s 2006 annual audited consolidated financial statements, the CEO and the CFO will be required to certify that they have evaluated the effectiveness of the design and operation of the Bank’s internal control over financial reporting and must provide a report over such controls. The Committee has been overseeing the Bank’s preparations for these certifications. The Committee also ensures that the Bank has procedures for the receipt, retention and treatment of complaints regarding auditing, internal accounting controls or auditing matters, including confidential, anonymous submissions from employees.
•	Internal Audit — The Committee reviews the annual audit plan, budgets and the quarterly reports of the Bank’s internal audit department.
•	External Auditors — The Committee has responsibility for the Bank’s Shareholders’ Auditors, who report directly to the Committee, including receiving appropriate confirmations of their independence. Subject to shareholder approval, the Committee retains and terminates the Shareholders’ Auditors. In 2005, the Committee recommended, and the Board of Directors approved, the move to a single audit firm, KPMG LLP, to audit the Bank’s 2006 consolidated financial statements.
•	Other Duties — The Committee is to provide an open avenue of communication between the Bank’s internal audit department, the Shareholders’ Auditors and the Board of Directors. The Committee may, if needed, institute and oversee special investigations.
     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2005.

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Corporate Governance and Pension Committee Report
Members: Allan C. Shaw — Chairman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, Elizabeth Parr-Johnston and Paul D. Sobey. Ex-officio — Arthur R.A. Scace.
The Corporate Governance and Pension Committee acts as an advisor to the Board of Directors to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s approach to corporate governance. The Committee will make recommendations to the Board of Directors on emerging best practices and other policy improvements. The Committee also has responsibility for overseeing the administration of the Bank’s pension plan. The Committee monitors that the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation. The Committee monitored and supervised the activities of the Pension Administration and Investment Committee and reviewed its reports. The Committee reviewed the report of the auditor of the fund.
     Pursuant to the Corporate Governance and Pension Committee Charter, the Committee’s key responsibilities are as follows:
•	Corporate Governance Policies — The Committee reviews, at least annually, the Bank’s Corporate Governance Policies and assesses the Bank’s compliance. The Committee will also recommend changes to the policies, if needed. The Committee, along with the other committees of the Board of Directors, also reviews member position descriptions and committee charters.
•	Director Qualifications and Identification of New Candidates — The Committee establishes and recommends to the Board of Directors the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a Bank director. The Committee will also identify and recommend qualified nominees. The Committee also reviews the appropriateness of the Board of Director’s current size and the composition of the Board of Directors as a whole. For fiscal 2006, the Committee recommended an increase in the size of the Board of Directors and Mr. Alexis E. Rovzar was appointed.
•	Independence — The Committee develops, reviews and recommends, on at least an annual basis, the independence standards for members of the Board of Directors. The Committee also ensures that directors meet independently of management at each of the meetings of the Board of Directors.
•	Relationship with Management — The Committee reviews the relationship between management and the Board of Directors and makes recommendations as it deems appropriate.
•	Annual Performance Assessment — The Committee has developed processes for assessing the performance and effectiveness of the Board of Directors and its committees and to ensure that annual evaluations are completed. This process includes a review of individual directors’ performance. The Committee also establishes the expectations, and advises such expectations as needed, for individual directors, committee chairs and committees.
•	Committee Composition — The Committee reviews and recommends to the Board of Directors, at least annually, the composition of the committees of the Board of Directors and committee chairs.
•	Director Compensation — The Committee reviews, at least annually, director compensation.
•	Education for Directors — The Committee ensures that an orientation program for new directors and a continuing education program is in place for current directors.
•	Shareholder Proposals — The Committee reviews, and recommends to the Board of Directors for approval, all of the Bank’s responses to proposals received from shareholders.
•	Engage Outside Advisors — The Committee may, as it sees fit, engage, retain and terminate any counsel, consultants or other advisors to identify candidates as directors.
•	Other Duties — The Committee may perform such other duties as the Board of Directors may assign to it, from time to time.

Scotiabank 14

     In November 2005, the Committee, and the Board of Directors following the Committee’s recommendation, approved a new policy with respect to majority voting for the election of directors. For details of this new policy, see “Corporate Governance” and “The Bank of Nova Scotia-Corporate Governance Disclosure” in this Management Proxy Circular.
     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2005.
Executive and Risk Committee Report
Members: John T. Mayberry — Chairman, Michael J.L. Kirby, Laurent Lemaire, Arthur R.A. Scace, Gerald W. Schwartz, Allan C. Shaw and Richard E. Waugh.
The Executive and Risk Committee has the following duties and responsibilities:
•	To act as an advisor to executive management on highly sensitive or major strategic issues;
•	To review and approve credit, investment and market risks and to review, monitor and approve all risk related policies, procedures and standards, as required by regulatory agencies;
•	To examine and report to the Board of Directors, from time to time, on public issues facing the Bank and, as required, to recommend policies in respect of these issues;
•	During intervals between meetings of the Board of Directors, to exercise all of the powers of the Board of Directors, subject to the limitations set out in the Bank Act (Canada) and such limitations as the Board of Directors may determine from time to time; and
•	Such other matters as may be assigned to the Committee by the Board of Directors from time to time.
     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2005.
Human Resources Committee Report
Members: Arthur R.A. Scace — Chairman, Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Laurent Lemaire and Barbara J. McDougall.
Please see below for the Human Resources Committee Report on Executive Compensation. The membership of the Human Resources Committee did not change in fiscal 2005.

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Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS
The Bank paid its non-employee Directors the following fees:
•	A board retainer of $30,000 per year and an additional dedicated board retainer of $70,000 per year paid in common shares or Directors’ Deferred Share Units (“DDSUs’’);
•	A fee of $1,500 for each Board or committee meeting attended;
•	A retainer of $30,000 per year for the Chairman and $6,000 per year for members of the Audit and Conduct Review Committee;
•	A retainer of $10,000 per year for the Chairman and $3,000 per year for members of each other committee; and
•	A fee of $1,000 for each Regional Advisory Committee meeting attended.
     An annual retainer of $300,000 is paid to the Chairman. The Chairman of the Board does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the Bank, does not receive any fees for serving as a Director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business.

Scotiabank 16

     Table 2 reflects compensation earned by Directors in respect of fiscal 2005. The amounts are actual amounts paid in respect of fiscal 2005 under the compensation arrangements described above (as applicable).

Table 2 — Directors’ Compensation for Fiscal 2005

									PORTION OF FEES
					NON-				TAKEN IN CASH OR
		DEDICATED	COMMITTEE	COMMITTEE	EXECUTIVE	BOARD	COMMITTEE		APPLIED TO COMMON
	BOARD	BOARD	CHAIRMAN	MEMBER	CHAIRMAN	ATTENDANCE	ATTENDANCE	TOTAL FEES	SHARES AND/OR
NAME	RETAINER	RETAINER	RETAINER	RETAINER	RETAINER	FEE	FEE	PAID	DDSUs
	($)	($)	($)	($)	($)	($)	($)	($)
Ronald A. Brenneman	30,000	70,000	—	9,000	—	13,500	22,500	145,000	100% DDSUs
C.J. Chen	30,000	70,000	—	3,000	—	12,000	6,000	121,000	100% DDSUs
N. Ashleigh Everett	30,000	70,000	—	6,000	—	13,500	18,000	137,500	100% DDSUs
John C. Kerr	30,000	70,000	—	6,000	—	13,500	22,000	141,500	100% DDSUs
Michael J.L. Kirby	30,000	70,000	30,000	3,000	—	12,000	27,000	172,000	100% DDSUs
Laurent Lemaire	30,000	70,000	—	6,000	—	13,500	28,000	147,500	Dedicated Retainer in common shares Remainder in cash
John T. Mayberry	30,000	70,000	10,000	—	—	13,500	15,000	138,500	100% DDSUs
Barbara J. McDougall	30,000	70,000	—	9,000	—	13,500	24,000	146,500	Dedicated Retainer in DDSUs Remainder — 25% DDSUs and 75% cash
Elizabeth Parr-Johnston	30,000	70,000	—	9,000	—	13,500	18,000	140,500	Dedicated Retainer in DDSUs Remainder — 50% DDSUs and 50% cash
Arthur R.A. Scace	—	—	—	—	300,000	—	—	300,000	100% cash[1]
Gerald W. Schwartz	30,000	70,000	—	3,000	—	13,500	15,000	131,500	Dedicated Retainer in DDSUs Remainder in cash
Allan C. Shaw	30,000	70,000	10,000	3,000	—	13,500	21,000	147,500	100% DDSUs
Paul D. Sobey	30,000	70,000	—	9,000	—	13,500	18,000	140,500	100% DDSUs
Barbara S. Thomas	30,000	70,000	—	6,000	—	13,500	12,000	131,500	Dedicated retainer in common shares Remainder — 20% common shares and 80% in cash[2]
TOTAL	390,000	910,000	50,000	72,000	300,000	172,500	246,500	2,141,000

Notes:
1.	Commencing in fiscal 2006, Mr. Scace has elected to receive 25% of his fees as an allocation of DDSUs.
2.	Ms. Thomas receives a portion of her fees in cash in order to cover applicable U.S. withholding taxes.
3.	Mr. Goodrich, who did not stand for re-election as a Director at the March 1, 2005 Annual Meeting, earned $46,833 during fiscal 2005 as follows: a Board Retainer of $10,000; a Dedicated Board Retainer of $23,333; Committee Member Retainer of $3,000; Board attendance fees of $4,500; and Committee attendance fees of $6,000.
4.	Mr. Rovzar was appointed a Director of the Bank and a member of the Corporate Governance and Pension Committee on December 31, 2005. He received no fees in respect of fiscal 2005.

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Board and Committee Attendance of Directors
Table 3 provides a summary of Board and Committee meetings held during fiscal 2005.

Table 3 — Board and Committee Meetings Held

Board	9
Audit and Conduct Review Committee	8
Corporate Governance and Pension Committee	4
Executive and Risk Committee	10
Human Resources Committee	8
Total number of meetings held	39

Notes:
1.	Regional Advisory Committee Meetings were held in Vancouver (4) and Montreal (1).
Table 4 provides a summary of attendance for Board and Committee members during fiscal 2005.

Table 4 — Summary of Attendance of Directors

	BOARD MEETINGS	COMMITTEE MEETINGS	% OF BOARD MEETINGS	% OF COMMITTEE
NAME	ATTENDED	ATTENDED	ATTENDED	MEETINGS ATTENDED
Ronald A. Brenneman	9 of 9	8 of 8 (ACRC) 7 of 8 (HRC)	100	94
C.J. Chen	8 of 9	4 of 4 (CGPC)	89	100
N. Ashleigh Everett	9 of 9	4 of 4 (CGPC) 8 of 8 (HRC)	100	100
John C. Kerr	9 of 9	4 of 4 (CGPC) 8 of 8 (HRC)	100	100
Michael J.L. Kirby	8 of 9	8 of 8 (ACRC — Chair) 10 of 10 (ERC)	89	100
Laurent Lemaire	9 of 9	10 of 10 (ERC) 8 of 8 (HRC)	100	100
John T. Mayberry	9 of 9	10 of 10 (ERC — Chair)	100	100
Barbara J. McDougall	9 of 9	8 of 8 (ACRC) 8 of 8 (HRC)	100	100
Elizabeth Parr-Johnston	9 of 9	8 of 8 (ACRC) 4 of 4 (CGPC)	100	100
Arthur R.A. Scace[1]	9 of 9	8 of 8 (HRC — Chair) 10 of 10 (ERC)	100	100
Gerald W. Schwartz	9 of 9	10 of 10 (ERC)	100	100
Allan C. Shaw	9 of 9	4 of 4 (CGPC — Chair) 10 of 10 (ERC)	100	100
Paul D. Sobey	9 of 9	8 of 8 (ACRC) 4 of 4 (CGPC)	100	100
Barbara S. Thomas	9 of 9	8 of 8 (ACRC)	100	100
Richard E. Waugh[2]	9 of 9	10 of 10 (ERC)	100	100

Legend:

ACRC — Audit and Conduct Review Committee	CGPC — Corporate Governance and Pension Committee
ERC — Executive and Risk Committee	HRC — Human Resources Committee
Notes:
1.	Mr. Scace is an ex-officio member of the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee. Mr. Scace attended 8 of 8 Audit and Conduct Review Committee meetings and 4 of 4 Corporate Governance and Pension Committee meetings in his capacity as an ex-officio member.

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2.	Mr. Waugh is not a member of any Board Committees except for the Executive and Risk Committee; he attended all other committee meetings as a management invitee.
3.	Mr. Goodrich, who did not stand for re-election at the March 1, 2005 Annual Meeting, attended the following meetings during the period of his appointment: 3 of 3 Board meetings; 3 of 3 Audit and Conduct Review Committee meetings and 1 of 1 Corporate Governance and Pension Committee meeting.
4.	Mr. Rovzar was appointed a Director of the Bank and a member of the Corporate Governance and Pension Committee on December 31, 2005.
Director Attendance at Annual Meeting
The Bank encourages Board members to attend the Bank’s annual meeting. At the last annual meeting held on March 1, 2005, 15 of 15 nominees for election as director attended. Mr. Goodrich, who did not stand for re-election, also attended.
Directors’ Share Purchase Plan
To encourage share ownership by Directors, the Bank has a Directors’ Share Purchase Plan under which Directors can use some or all of their fees to buy Bank common shares at market prices.
Directors’ Deferred Stock Unit (DDSU) Plan
To further align the interests of Directors with those of other shareholders, under the DDSU Plan, in lieu of cash, Directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a Director of the Bank. The redemption value of a DDSU is equal to the market value of a Bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the Bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.
Director Stock Option Plan
The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the Bank discontinued granting stock options to Directors.
Share ownership guideline
Effective March 2004, Directors are required to hold Bank common shares and/or DDSUs with a value not less than $300,000. Directors are expected to reach this level within five years.

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     Table 5 provides a breakdown of each Director’s current Bank common share and DDSU holdings. As at October 31, 2005, all Directors were above the target ownership level, with the exception of Ms. Thomas who was appointed to the Board on September 28, 2004. Ms. Thomas will have until September 2009 to reach the target ownership level and has elected to receive her $70,000 dedicated annual retainer and 20% of her remaining fees in Bank common shares.

Table 5 — Directors’ Share Ownership

				TOTAL NUMBER OF	TOTAL VALUE OF
				BANK COMMON	BANK COMMON
		NUMBER OF BANK	NUMBER OF	SHARES AND	SHARES AND
NAME	FISCAL YEAR	COMMON SHARES [1]	DDSUs/DSUs	DDSUs/DSUs	DDSUs/DSUs [2]
					($)
					(“AT RISK
					AMOUNT”)

Ronald A. Brenneman	2005	24,446	15,733	40,179	1,727,295
	2004	24,091	11,748	35,839	1,419,224

C.J. Chen	2005	33,624	4,320	37,944	1,631,213
	2004	33,624	1,269	34,893	1,381,763

N. Ashleigh Everett	2005	12,308	9,976	22,284	957,989
	2004	12,308	6,353	18,661	738,976

John C. Kerr	2005	8,790	15,004	23,794	1,022,904
	2004	8,790	11,125	19,915	788,634

Michael J.L. Kirby	2005	2,478	16,809	19,287	829,148
	2004	2,459	12,135	14,594	577,922

Laurent Lemaire	2005	14,206	0	14,206	610,716
	2004	13,322	0	13,322	527,551

John T. Mayberry	2005	11,286	16,702	27,988	1,203,204
	2004	10,971	12,839	23,810	942,876

Barbara J. McDougall	2005	6,333	6,453	12,786	549,670
	2004	5,095	4,103	9,198	364,241

Elizabeth Parr-Johnston	2005	9,620	14,677	24,297	1,044,528
	2004	9,620	11,678	21,298	843,401

Arthur R.A. Scace	2005	14,895	10,345	25,240	1,085,068
	2004	14,081	10,018	24,099	954,320

Gerald W. Schwartz	2005	100,000	3,052	103,052	4,430,205
	2004	100,000	1,269	101,269	4,010,252

Allan C. Shaw	2005	70,394	17,491	87,885	3,778,176
	2004	69,373	13,386	82,759	3,277,256

Paul D. Sobey	2005	16,000	15,032	31,032	1,334,066
	2004	16,000	11,174	27,174	1,076,090

Barbara S. Thomas	2005	1,715	0	1,715	73,728
	2004	194	0	194	7,682

Richard E. Waugh[3]	2005	84,802	222,107	306,909	13,194,018
	2004	24,575	166,440	191,015	7,564,194

Notes:
1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	The total value of Bank common shares was calculated as follows: for 2005, based on $42.99, the closing price of a Bank common share on the TSX on October 31, 2005; and for 2004, based on $39.60, the closing price of a Bank common share on the TSX on October 29, 2004.

3.	Mr. Waugh participates in the DSU Plan for Officers.

4.	Mr. Rovzar was appointed a Director of the Bank and a member of the Corporate Governance and Pension Committee on December 31, 2005.

Scotiabank 20

     Table 6 provides a breakdown of option grants made to Directors under the Director Stock Option Plan. Effective October 28, 2003, the Bank discontinued granting stock options to Directors. Each of the Bank’s current Directors, with the exception of Mr. Waugh (as he is an officer), Ms. Thomas (who became a Director in 2004) and Mr. Rovzar (who became a Director in 2005), received such option grants. Except as noted below, all such Directors continue to hold their options, which all vested on their respective grant date.

Table 6 — Director Stock Options

					VALUE OF
					UNEXERCISED
					OPTIONS
				NUMBER OF OPTIONS	($)
			EXERCISE PRICE	GRANTED PER	(as at October 31,
GRANT DATE	VESTING DATE	EXPIRY DATE	($)	DIRECTOR	2005)

March 9, 2001	March 9, 2001	March 9, 2011	20.950	6,000	132,240
December 10, 2001	December 10, 2001	December 10, 2011	24.675	4,000	73,260
December 6, 2002	December 6, 2002	December 6, 2012	24.400	4,000	74,360

				14,000	279,860

Notes:
1.	Dr. Parr-Johnston exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004. Dr. Parr-Johnston holds 8,000 unexercised options with a value of $147,620.

2.	Mr. Mayberry exercised 14,000 options in fiscal 2005; Mr. Mayberry has no unexercised options remaining.

3.	Options were granted under the terms of the Director Stock Option Plan to non-employee Directors, with an exercise price equal to the TSX closing price of the Bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding Bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a Director or death. The Board of Directors may amend the plan without shareholder approval, subject to applicable regulation. General loan policies of the Bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.
HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2005
The Board of Directors of the Bank has delegated to the Human Resources Committee responsibility for setting and implementing compensation policy for the Bank’s executive officers. This includes ensuring that overall compensation for executive officers is competitive in today’s market. This allows the Bank to attract, keep and motivate executives who have the relevant skills, knowledge, and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.
     The Committee has established five specific goals for the Bank’s executive compensation policy:
•	to attract and retain key personnel;

•	to reward executives for achieving strategic corporate objectives;

•	to motivate executives to act in the best interests of the shareholders;

•	to ensure that the Bank’s compensation for executive positions is competitive; and

•	to encourage talented personnel within the Bank to aspire to executive positions.
     The Bank engages two outside consulting firms, Hay Group Limited and Towers Perrin, to provide information in support of the annual compensation review. The Hay Group provides data on the total compensation offered for similar positions in various “comparator” groups of companies (companies of similar size and scope). For most executive roles the comparator group is primarily the larger Canadian banks. The comparator group for the Chief Executive Officer also includes certain Canadian and U.S. financial services companies, and other large corporate employers who may hire from the same pool of human resources. Towers Perrin provides analysis of market trends and practices as well as guidance on compensation plan design. For fiscal 2006, the Committee has retained the services of Hewitt Associates to support the Committee’s review of new/emerging executive compensation trends, regulatory requirements and compensation program design.
     The Committee is made up of six of the Bank’s independent directors, none of whom are or have been executives of the Bank. The Committee met eight times during the year and submitted its recommendations with respect to compensation for the Bank’s executive officers to the Board of Directors.

Scotiabank 21

Executive Compensation
Total compensation for executives at the Bank, including the President and Chief Executive Officer, consists of base salary, annual incentive bonus, mid-term incentives and long-term incentives. The compensation framework is structured to provide executives with the opportunity for a competitive level of total compensation based on the Bank’s business results, both absolute and relative to comparator groups. Compensation programs are designed to provide average pay for average performance, but provide the opportunity for top quartile pay against our comparator groups when superior results are achieved. The following table outlines the Bank’s current mix of executive compensation components:

		ANNUAL INCENTIVE	MID-TERM	LONG-TERM
EXECUTIVE LEVEL	BASE SALARY	BONUS	INCENTIVE	INCENTIVE
President and Chief Executive Officer	12%	18%	35%	35%
Vice-Chair/Senior Executive Vice-President	18%	20%	31%	31%
Executive Vice-President	23%	25%	26%	26%
Senior Vice-President	33%	27%	26%	14%
Vice-President	43%	22%	26%	9%

     In determining the mix of cash (base salary and annual bonus) versus share-based compensation (stock options and RSUs/PSUs), consideration is given to the appropriate proportion of pay that should be at risk, based on the executive’s ability to affect the Bank’s results, as well as the compensation mix for similar positions in the Bank’s comparator groups.
     More details on the components used to determine the compensation of the President and Chief Executive Officer are found later in this report under the heading: “President and Chief Executive Officer Compensation and Corporate Performance”.
Base Salary
Every year, the Committee reviews each executive officer’s salary as compared with the average base salaries for similar positions in the comparator groups, and recommends appropriate adjustments based on the executive’s experience, performance and leadership.
Annual Incentive Bonus
The Bank has several short-term incentive plans that provide annual bonuses to executives and employees if, for example, they achieve specific financial results or other goals for the year. The Human Resources Committee is responsible for approving these plans. The main plans are described below.
Canadian Incentive Pay Program (CIP)
This broad-based plan rewards employees for contributing to the Bank’s success. The plan pays bonuses to all eligible employees (who do not participate in another annual incentive plan) based on the Bank’s return on equity, customer satisfaction rating, and their individual performance. Comparable plans exist in international locations.
Management Incentive Plan (MIP)
The MIP rewards executives, up to and including the President and Chief Executive Officer, for achieving specific results, both financial and non-financial. Awards under the MIP are paid based on a broad range of criteria. Some are quantitative and some are qualitative, but all focus on achieving superior results. Individual incentive awards vary, and are based on individual contribution to the Bank’s success. In 2005, the Bank exceeded its performance targets.

Scotiabank 22

2005 Performance Versus Objectives
Scotiabank takes a balanced approach to the assessment of annual performance. Based on the Bank’s results against absolute performance objectives, as well as performance relative to economic conditions and the performance of the larger Canadian banks, the Committee determines the funding level for the MIP pool:

	OBJECTIVES	ACHIEVEMENT

Financial	Return on Equity (ROE)* of 17% - 20%	ROE: 20.9%
	Diluted Earnings Per Share (EPS)** growth of 5% - 10%	Diluted EPS Growth: 11.7%
	Long-term shareholder value through increases in dividends and stock price appreciation	Total Shareholder Return: 12%

Customer	High levels of customer satisfaction and loyalty	Continued to achieve a high level of customer satisfaction (as measured by external and internal measures)

Operational	Productivity Ratio*** of < 58%	Productivity Ratio: 56.3%
	Best practices in corporate governance and compliance processes	See Corporate Governance Practices (Appendix 2)
	Sound ratings	AA- rating
	Strong capital ratios	Tier 1: 11.1%

People	High levels of employee satisfaction and engagement and be an employer of choice	Continued high levels of employee satisfaction and external recognition as an employer of choice
	Advance women and visible minorities into management positions	Improved the representation of women and visible minorities in leadership positions
	Commitment to corporate social responsibility and strong community involvement	Continued as a leader in corporate social responsibility and community involvement

*	ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

**	EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of diluted common shares outstanding.

***	The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income.
Deferred Stock Unit (DSU) Plan
The DSU Plan provides senior executives a deferral opportunity that represents another link between the interests of senior executives and those of shareholders. Under the DSU Plan, senior executives may choose at the start of each fiscal year to allocate up to 100% of their MIP award into DSUs. When the MIP awards are determined following the end of the fiscal year, the amount will be converted to DSUs, based on the market price of Bank common shares on the notification date under the DSU Plan.
     The DSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. They can be redeemed only when a participant ceases to be a Bank employee, and must be redeemed by the end of the year following the year in which the participant ceases to be a Bank employee. Their redemption value will be the market value of an equal number of Bank common shares.
Mid-term Incentive
Restricted Share Unit (RSU) Plan and Performance Share Unit (PSU) Plan
The RSU Plan provides compensation opportunities that facilitate recruitment and retention and promote alignment of interests between executives and shareholders of the Bank. Annual mid-term incentive awards made up to and including December 2003 were granted under the RSU Plan.
     Under the RSU Plan, selected executives received an award of RSUs. The RSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award. Termination of employment without cause within two years following a change of control accelerates vesting. For RSUs awarded in fiscal year 2004 (December 2003) and subsequent years, the redemption value will be the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the

Scotiabank 23

first day of the Bank’s insider trading window following the vesting date.
     Eligible Bank employees may be selected to participate in a Restricted Share Unit Plan. The terms of this plan are identical to the RSU Plan described above, except this plan does not contain a change of control provision.
     In 2004, the Bank introduced the PSU Plan, a mid-term equity-based compensation plan that contains performance features, to ensure that mid-term incentive opportunities continue to focus on pay for performance and the alignment of executive compensation with shareholder interests. The PSU Plan is effective for annual awards made to eligible executives, including the Named Executive Officers, beginning in December 2004.
     Awards made under the PSU Plan are comprised of time-based units and performance-based units. The proportion of the PSU award allocated to performance-based units ranges from 25% for Vice-Presidents to 50% for Executive Vice-Presidents and above including the Named Executive Officers, in recognition of their ability to impact Bank results. Both the time-based units and performance-based units vest and are redeemable on the last day of the 35th month following the date of the award. Both types of units also accumulate additional units based on notional equivalents of dividends on Bank common shares. At the time the performance-based units vest, the number of performance-based units to be redeemed may increase, decrease or remain the same depending on the Bank’s performance over the three year period. The redemption value will be the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date. Termination of employment without cause within two years following a change of control accelerates vesting.
     Each year at the time that new PSU awards are approved, the Committee reviews and approves the performance measures to be applied for the new awards. For PSU awards made in December 2005, the performance measures are the same as in December 2004. Three year performance will be assessed based on two equally weighted performance measures: Return on Equity compared to target and relative Total Shareholder Return (TSR). Relative TSR is defined as the appreciation in the Bank’s common share price plus dividends reinvested compared to the other major Canadian banks. Depending on actual performance against these two performance measures, the performance-based units may be reduced to zero or may increase to a maximum of 150%. More details on PSU awards made to the Named Executive Officers can be found in the Summary Compensation Table and the Performance Share Units (PSUs) Table.
Long-term Incentive
Stock Option Plan
The Stock Option Plan is designed to provide selected employees of the Bank, its subsidiaries, and affiliates with compensation opportunities that align their interests with those of shareholders and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements.
     Under the Stock Option Plan, options are granted to eligible executives of the Bank and its subsidiaries and may include a tandem stock appreciation rights (“tandem SARs”) feature. The value of stock options granted each year is designed to maintain competitive pay based on the executive’s ability to affect the Bank’s results and their individual performance without consideration of the amount and terms of an executive’s existing options. Tandem SARs have been attached to options granted since 2002. An optionee may elect to exercise either the option or the corresponding tandem SAR. Upon exercise of the tandem SAR, an optionee receives the difference between the exercise price and the closing price of Bank common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. If the option is exercised, the corresponding tandem SAR is cancelled.
     For grants made in December 2005, the exercise price of each option will be the higher of the closing price of Bank common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date. The options vest over four years and expire 10 years after the grant date, subject to early expiration in certain circumstances, including death, retirement, and termination. In the event that the employment of the optionee is terminated by the Bank for cause, or as a result of the optionee’s resignation, both vested and unvested options will expire. In the event of termination of employment without cause, any unvested options will expire upon termination, and vested options will continue to be exercisable for up to three months from termination, but in no event shall options be exercisable following the original expiry date. Termination of employment without cause within two years following a change of control accelerates vesting. Options are not assignable, except in the event of death. There is no maximum on the percentage of securities under the Stock Option Plan available to insiders. The Stock Option Plan provides that no optionee may be granted options to purchase an

Scotiabank 24

aggregate number of shares at any time exceeding 5% of the number of issued and outstanding Bank common shares (on a non-diluted basis). The Stock Option Plan authorizes the Board of Directors to amend the plan without shareholder approval, subject to applicable regulation.
     General loan policies of the Bank, at customer rates, apply to employees of the Bank and subsidiaries borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.
     Outside of Canada, where local laws may restrict the granting of options, stand-alone stock appreciation rights (“SARs”) have been granted instead of options.
Retirement Benefits
Executives of the Bank have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,000 per year of service, for executives retiring in 2005. This limit will gradually increase to $2,444 per year of service for executives retiring after 2008.
     Certain executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Under the Scotiabank Executive Pension Plan, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 50% of the lesser of actual bonus and target bonus, and is capped at $200,000 for vice-presidents and $400,000 for senior vice-presidents.
     Early retirement pensions are paid, if the executive retires from the Bank (1) within five years of normal retirement or (2) at age 55 or later, and the executive’s age plus years of service total at least 75. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive’s pension.
     For a discussion of the Named Executive Officer pension arrangements see “Executive Compensation — Retirement Benefits”.
Scotia Capital
The Scotia Capital incentive plans are structured to attract and retain top performers and relationship managers in this highly competitive business and to support the business strategy. Scotia Capital’s strategy focuses on client needs and solutions and requires significant teamwork between the relationship management and product functions in order to be successful.
     The Scotia Capital Annual Incentive Plan is designed to focus senior management on maximizing net income growth, client profitability and return on equity and on creating a culture of teamwork. A bonus pool is funded for each of Scotia Capital’s four major businesses. Two of the bonus pools are funded based on profitability of the business line. The other two bonus pools are funded in relation to performance against their plan. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.
     A portion of the Scotia Capital annual incentive is paid out under the terms of the Scotia Capital Deferred Payment Plan, introduced in respect of fiscal 2003. Under this plan, a portion of an individual’s annual incentive payment, as determined by a specific formula, is deferred and converted to deferral units. The value of a unit tracks the total return on Bank common shares. The units are payable in cash in equal installments over the subsequent three years.
     Prior to fiscal 2003, under the terms of the Scotia Capital Long-Term Incentive Plan, the deferred payment was held in a trust, which purchased common shares of the Bank in the open market. No further grants were made under this plan after fiscal 2002 and the last payments made under this plan were made in 2005.
Executive Stock Ownership Guidelines
The Bank has minimum shareholding requirements for its executives (including share-based units such as DSUs, RSUs, and PSUs), proportionate to their base salary and position level, as follows:

MULTIPLE OF
EXECUTIVE LEVEL	BASE SALARY
President and Chief Executive Officer	6
Vice-Chair	4
Senior Executive Vice-President	3
Executive Vice-President	2
Senior Vice-President	1
Vice-President	1

     New executives have three years to meet the stock ownership guidelines. The Named Executive Officers have each exceeded the minimum stock ownership guidelines.

Scotiabank 25

     In addition, the President and Chief Executive Officer is required to continue to meet the shareholding requirements for one year following retirement.
     The Bank’s shareholding requirements contribute to the continued alignment of executive and shareholder interests.
President and Chief Executive Officer
Compensation and Corporate Performance
In determining appropriate total compensation for the Bank’s President and Chief Executive Officer, the Committee follows a number of guiding principles. These principles are similar to those used when evaluating executive officer total compensation and focus on:
•	pay for performance; and

•	competitive market total compensation, both in terms of the form and mix of compensation (base salary, short-term incentive, mid-term incentive and long-term incentive) and the overall value.
     The components of total compensation for the President and Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are similar to those of other executives as previously outlined on page 22.
     Given the significant impact the President and Chief Executive Officer has on the Bank’s short-term and long-term performance, outlined below is further explanation of the Committee’s assessment of Mr. Waugh’s performance, focusing on:
•	achievement of the Bank’s financial, customer, operational and people objectives;

•	stewardship of the Bank’s three core businesses; and

•	overall leadership and strategy during the past year.
Results
Under President and Chief Executive Officer Rick Waugh’s leadership, the Bank exceeded all of its key financial targets in 2005. Net income was a record $3,209 million in 2005, up 10% from 2004, and the Bank’s ROE was 20.9% (versus a target of 17 to 20%). Earnings per share (diluted) were $3.15, up from $2.82 in 2004. EPS growth was 11.7%, exceeding our target of 5 to 10%. The Bank’s overall efficiency was excellent once again this year, with the productivity ratio coming in at 56.3%. The Bank’s target for the year was a ratio below 58%. Lastly, the Bank’s capital base remains strong, with Tier 1 capital at 11.1% and an industry-leading tangible common equity ratio of 9.3%.
     Total return to common shareholders — which include dividends and appreciation in the price of common shares — was 12% this year, continuing a long record of solid performance. Over the past five years, common shareholders have received an average compound annual total return of 18% and 23% over the past 10 years.
     The Bank continued to achieve leading customer satisfaction ratings and build overall customer loyalty throughout 2005.
     As well, under Mr. Waugh’s direction, the Bank continued to be managed with a strong, consistent level of safety and soundness. Best practices in corporate governance and compliance continued to be applied; the Bank scored among the very best in several independent surveys of corporate governance practices. The Bank also maintained its strong credit rating.
     The Bank, under Mr. Waugh’s leadership, also achieved strong results in employee satisfaction, which is surveyed each June. Almost 90% of employees participated from virtually every country in which the Bank operates. This year, employee satisfaction was 83%, an increase of one percentage point from last year. As well, good progress was made in improving the representation of women and visible minorities on the Bank’s leadership team.
     And finally, the Bank continued to be a leader in corporate social responsibility, and remained deeply committed to supporting the communities where Scotiabankers live and work.
Business Line Performance
The strength of these results was founded on the success of the Bank’s three core businesses — Domestic Banking, International Banking and Scotia Capital.
•	Domestic Banking continues to deliver strong financial results (net income available to common shareholders up 13% over 2004). Retail Banking achieved high rankings in customer loyalty and satisfaction, and strong growth in key products. In Wealth Management, there was strong growth in private client assets under management and brokerage services.

•	International Banking is a growing contributor to the Bank’s overall earnings; in fiscal 2005 (net income available to common shareholders up 12% over 2004), International Banking accounted for 25% of net income, compared to 19% in 1999. Scotiabank’s international reach continued to grow in 2005, with the acquisition of Banco de Comercio in El Salvador, an agreement to acquire a mortgage company in Puerto Rico and the opening of a new representative office in Shanghai. Significant growth was achieved in Mexico. The Bank received a number of important international awards, including three “Best Bank of the Year” awards from Latin Finance for our operations in Mexico, Jamaica and the Caribbean.

Scotiabank 26

•	Scotia Capital had record results for the second consecutive year (net income available to common shareholders up 12% over 2004), and was named Best Investment Bank in Canada by Global Finance magazine, for the second consecutive year. Significant earnings were recorded in almost all Scotia Capital business units and credit and market risks were well controlled. Return on economic equity increased significantly. An important acquisition was made in Waterous & Co. (now Scotia Waterous) and the Mexican wholesale business of Scotiabank Inverlat was integrated with Scotia Capital’s U.S. and Canadian operations. Both of these initiatives are expected to generate solid revenue growth in the future.
Leadership and strategy
The Committee recognizes that Mr. Waugh has effectively led the senior management team and has strengthened the Bank’s competitiveness and position for future growth opportunities.
     Mr. Waugh, in conjunction with his executive team, identified the following priorities for 2005: building our customer base, leveraging our core strengths and gaining efficiencies, and making optimal use of our capital. By showing leadership in the development of effective strategies to address these priorities, Mr. Waugh played an important role in helping the Bank achieve and exceed its targets in 2005 and position itself effectively for further success in the years ahead.
     Mr. Waugh also oversaw important senior management team changes. Brian Porter was appointed as the Bank’s new Chief Risk Officer, and John Schumacher and Stephen McDonald were each appointed Co-Chairman and Co-Chief Executive Officer, Scotia Capital. Other important changes included the appointment of a new Vice-Chairman and Chief Administrative Officer, a new Chief Financial Officer and a new Chief Auditor. Taken together, the Board believed that these and other changes to the senior management team represent the right approach to ensuring the continued success of the Scotiabank Group and clearly demonstrate the tremendous depth and breadth of the Bank’s senior management team, as well as its highly effective succession planning.
Compensation
For total compensation determination purposes, in addition to measuring achievement of short and long-term goals, the Committee’s primary focus for comparison are the CEOs of the major Canadian banks, with consideration of the compensation of the leaders of selected international banks, and a select group of large Canadian corporations.
     As noted above, the Bank achieved record results in 2005 and exceeded all of its key financial targets. The Bank also performed well in terms of its customer, employee and community objectives. At the same time, these results did not exceed targets to the same extent as last year’s performance exceeded 2004 targets. As such, the Committee awarded Mr. Waugh an incentive bonus of $1,500,000 — less than last year — and stock options and performance share units with a total value of $6,000,000, equal to last year. It is expected that these awards will position his combined 2005 total compensation at approximately the median of his Canadian banking peers. Consistent with the Bank’s compensation philosophy of aligning compensation with long-term shareholder interests, Mr. Waugh continues to voluntarily elect to defer 100% of his annual incentive bonus into the DSU plan. Mr. Waugh’s base salary will be maintained at $1,000,000 for fiscal 2006.
     The details of his total compensation can be found below in Table 7 — Summary Compensation Table, as well as in Table 15 — President and CEO Summary Compensation Statement, which provides supplementary disclosure of his total annual compensation.
     This compensation package recognizes Mr. Waugh’s contribution to the Bank’s overall success and its strong position for future growth, as well as the significant achievement of all its key performance targets. It was consistent and competitive with positions of comparable complexity and responsibility. As such, the Committee believes that the total compensation received by Mr. Waugh in fiscal 2005 was appropriate.
Submitted by the Human Resources Committee:
     Arthur R.A. Scace — Chairman
     Ronald A. Brenneman
     N. Ashleigh Everett
     John C. Kerr
     Laurent Lemaire
     Barbara J. McDougall

Scotiabank 27

EXECUTIVE COMPENSATION
Table 7 provides a summary of compensation earned in respect of the last three fiscal years by each individual who during the year served as the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), and the three most highly compensated policy-making executive officers of the Bank (the “Named Executive Officers”).

Table 7 — Summary Compensation Table

		ANNUAL COMPENSATION				LONG-TERM COMPENSATION AWARDS
						SECURITIES
						UNDER	SHARES OR UNITS
		FISCAL			OTHER ANNUAL	OPTIONS	SUBJECT TO RESALE	ALL OTHER
NAME AND PRINCIPAL	YEAR	SALARY	BONUS		COMPENSATION	GRANTED	RESTRICTIONS	COMPENSATION
POSITION		($)	($)		($)[4]	(#)[7]	($)[5,7]	($)[6]

Richard E. Waugh	2005	1,000,000	1,500,000	[1]	5,558	224,788	66,666.67 PSUs	270,243
President & CEO							based on $3,000,000
	2004	983,333	1,600,000	[1]	10,729	230,768	76,923.08 PSUs	168,984
							based on $3,000,000
	2003	773,958	1,200,000	[1]	20,103	257,552	85,850.56 RSUs	85,738
							based on $2,700,000

Robert W. Chisholm[2]	2005	725,000	775,000	[1]	156,679	101,156	30,000 PSUs	183,073
Vice-Chairman &							based on $1,350,000
President & CEO	2004	725,000	825,000	[1]	30,543	96,152	32,051.28 PSUs	147,008
Domestic Banking &							based on $1,250,000
Wealth Management	2003	704,167	775,000	[1]	32,570	191,320	65,360.38 RSUs	108,708
							based on $1,875,000

W. David Wilson[2]	2005	275,000	6,558,333	[3]	—	—	—	204,299
Vice-Chairman & Chairman & CEO,	2004	275,000	1,645,000	[3]	—	153,848	61,025.64 DUs[3]	199,663
Scotia Capital							based on $2,380,000
	2003	275,000	600,000	[3]	—	117,808	71,224.16 DUs[3]	164,171
							based on $2,240,000

Sarabjit S. Marwah	2005	491,667	575,000	[1]	—	67,436	20,000 PSUs	88,654
Vice-Chairman & Chief							based on $900,000
Administrative Officer	2004	450,000	450,000	[1]	—	57,692	20,512.82 PSUs	61,664
(CFO until May 31,							based on $800,000
2005)	2003	450,000	350,000	[1]	—	71,544	25,437.20 RSUs	36,535
							based on $800,000

Robert L. Brooks	2005	405,000	550,000	[1]	6,560	48,704	14,444.44 PSUs	76,258
Senior Executive Vice-							based on $650,000
President and	2004	405,000	525,000	[1]	6,560	48,460	16,153.85 PSUs	49,181
Group Treasurer							based on $630,000
	2003	375,000	450,000	[1]	9,712	62,000	20,667.73 RSUs	24,321
							based on $650,000

Luc A. Vanneste	2005	320,833	375,000	[1]	—	30,872	9,177.78 PSUs	34,140
Executive Vice-President							based on $413,000
and CFO	2004	275,000	270,000	[1]	—	25,000	8,333.33 PSUs	18,536
(effective June 1, 2005)							based on $325,000
	2003	264,667	250,000	[1]	—	26,232	8,744.04 RSUs	6,626
							based on $275,000

1.	In lieu of payment, Messrs. Waugh, Chisholm, Marwah and Brooks each elected to allocate 100%, and Mr. Vanneste elected to allocate 75%, of their 2005 Management Incentive Plan (MIP) bonus to receive DSUs under the DSU Plan. Based on a share price of $39.12 Mr. Waugh received 38,343.56 DSUs, Mr. Chisholm received 19,810.84 DSUs, Mr. Marwah received 14,698.36 DSUs, Mr. Brooks received 14,059.30 DSUs and Mr. Vanneste received 7,189.42 DSUs in lieu of payment of 2005 bonus. Messrs. Waugh, Chisholm and Marwah each elected to allocate 100% of their 2003 and 2004 bonuses, and Mr. Brooks elected to allocate 40% of his 2003 and 50% of his 2004 bonus to receive DSUs under the DSU Plan in lieu of payment based on share prices of $23.45 for 2003 and $32.90 for 2004. Mr. Vanneste did not elect to defer any portion of his bonus to DSUs in 2003 or 2004. The aggregate holdings and value of DSUs as at

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October 31, 2005, not including DSUs received above in lieu of 2005 bonus, are shown in the table in footnote 5 below. Details of the DSU Plan can be found in the “Human Resources Committee Report on Executive Compensation”.

2.	For 2003, Mr. Chisholm’s and Mr. Wilson’s compensation arrangements were updated to reflect their broadened responsibilities and accountabilities with the Scotiabank Group. A one-time amount of $3,000,000 was allotted to each, which was in turn allocated to a combination of salary, long-term compensation and pension value. The 2003 amounts in the above table include $1,300,000 for Mr. Chisholm with the balance of $1,700,000 and the full $3,000,000 relating to Mr. Wilson represented by increased pension value. Refer to the Retirement Benefits section in this Management Proxy Circular.

3.	As a result of Mr. Wilson’s retirement on October 31, 2005, he is not eligible to receive awards under the terms of the Stock Option Plan and Scotia Capital Deferred Payment Plan. For 2004 and 2003, $2,380,000 and $2,240,000, respectively, of Mr. Wilson’s annual incentive amount was awarded as 61,025.64 and 71,224.16 deferral units (“DUs”) under the Scotia Capital Deferred Payment Plan, described in the “Human Resources Committee Report on Executive Compensation”. DUs vest and are paid as to one-third in each of the three years following award and additional units are allocated to reflect notional dividend equivalents. Mr. Wilson’s aggregate holdings and value of DUs as at October 31, 2005, were 112,057 with a value of $4,817,330. Pursuant to the terms of awards made prior to December 2003, payment of $2,469,000 included in the 2002 bonus amount to Mr. Wilson is deferred and payable as to one-third at the end of each of the 2003, 2004 and 2005 fiscal years. In 2005, 2004 and 2003, $666,667, $1,000,000 and $2,600,000, respectively, of Mr. Wilson’s total compensation was also allocated to increased pension value. Refer to the Retirement Benefits section in this Management Proxy Circular.

4.	Amounts in the Other Annual Compensation column may include the value and/or the tax paid on the value of a Bank-provided car, financial planning and/or club memberships. For Mr. Chisholm, the 2005 amount includes $45,779 for financial counselling services and $21,440 as an additional car/benefits allowance.

5.	PSUs and RSUs are awarded to recognize individual contribution with respect to prior fiscal year results. The 2005 value in the Summary Compensation Table reflects PSUs valued at the December 2, 2005 grant date. The PSUs granted and the RSUs granted previously vest and are redeemable on the last day of the 35th month following the grant date. DSUs are received in lieu of bonus payment, at the election of the executive, as described above in footnote 1. The following table summarizes the aggregate holdings and value of RSUs, PSUs and DSUs at October 31, 2005, including additional units allocated to reflect notional dividend equivalents. The table does not include PSUs awarded in December 2005 or DSUs received in lieu of 2005 bonus. The closing price on the TSX of Bank common shares on October 31, 2005 was $42.99.
Aggregate Holdings and Value as at October 31, 2005

	RSU AGGREGATE HOLDINGS		PSU AGGREGATE HOLDINGS		DSU AGGREGATE HOLDINGS
		VALUE ON		VALUE ON		VALUE ON
NAME	# UNITS	OCT. 31, 2005	# UNITS	OCT. 31, 2005	# UNITS	OCT. 31, 2005

Richard E. Waugh	128,460.73	$5,522,527	79,439.00	$3,415,083	222,106.51	$9,548,359
Robert W. Chisholm	107,440.79	$4,618,880	33,099.58	$1,422,951	186,735.09	$8,027,742
W. David Wilson*	—	—	—	—	—	—
Sarabjit S. Marwah	46,396.05	$1,994,566	21,183.72	$910,688	109,381.68	$4,702,318
Robert L. Brooks	41,317.82	$1,776,253	16,682.19	$717,167	67,865.74	$2,917,548
Luc A. Vanneste	17,079.87	$734,264	8,605.89	$369,967	—	—

*	Mr. Wilson held DUs under the Scotia Capital Deferred Payment Plan, as described in footnote 3 to the Summary Compensation Table.

6.	Amounts under All Other Compensation include the amount of dividends accrued during the year and credited in the form of additional units under the RSU and PSU plans. For Mr. Wilson, the amount includes dividends accrued during the year under the Scotia Capital Deferred Payment Plan and Scotia Capital Long Term Incentive Plan. The amounts in this column also include the Bank’s contribution to the Employee Share Ownership Plan. These executives participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of common shares of the Bank or deposits with the Bank, and the Bank contributes to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions.

7.	The figures shown in these columns for 2005 reflect PSUs and stock options granted, if any, in December 2005 to each Named Executive Officer with respect to fiscal 2005. The number of stock options and RSUs granted with respect to fiscal year 2003, as well as the number of DUs awarded to Mr. Wilson in 2003, have been adjusted to reflect the effect of the April 28, 2004 stock dividend.

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Performance Share Units (PSUs)
Table 8 shows the number of PSUs that are performance-based units granted in December 2005 to each Named Executive Officer with respect to the prior fiscal year. For details of the PSU Plan, including the performance criteria and vesting terms, see — “Human Resources Committee Report on Executive Compensation — Mid-term Incentive”.

Table 8 — Performance-based PSUs Granted in Respect of the Last Financial Year

			ESTIMATED FUTURE PAYOUTS UNDER
			NON-SECURITIES-PRICE BASED PLANS[2]
		PERFORMANCE OR
	SECURITIES, UNITS,	OTHER PERIOD UNTIL
	OR OTHER RIGHTS	MATURATION OR	MINIMUM	TARGET	MAXIMUM
NAME	(#)	PAYOUT	(#)	(#)	(#)
(A)	(B)	(C)	(D)[3]	(E)[3]	(F)[3]

Richard E. Waugh	33,333.33 PBUs[1]	November 30, 2008	0	33,333.33	50,000.00
Robert W. Chisholm	15,000.00 PBUs[1]	November 30, 2008	0	15,000.00	22,500.00
W. David Wilson[4]	—	n/a	—	—	—
Sarabjit S. Marwah	10,000.00 PBUs[1]	November 30, 2008	0	10,000.00	15,000.00
Robert L. Brooks	7,222.22 PBUs[1]	November 30, 2008	0	7,222.22	10,833.33
Luc A. Vanneste	4,588.89 PBUs[1]	November 30, 2008	0	4,588.89	6,883.34

1.	50% of the PSU award is allocated to performance-based units (“PBUs”) and 50% is allocated to time-based units. The total value of PSUs granted in December 2005 is shown in the Summary Compensation Table.

2.	Actual payouts will be based on the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date. Depending on actual performance against the performance measures, the performance-based units (including accumulated dividend equivalent units) may be reduced to zero or may increase to a maximum of 150%.

3.	In addition to performance-based units, Named Executive Officers receive at grant an equal number of time-based units. Actual payouts for vested time-based units will be based on the market value of an equal number of Bank common shares (including accumulated dividend equivalent units) on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date.

4.	Mr. Wilson was not eligible to receive PSUs and did not receive DUs, as described in Note 3 to the Summary Compensation Table.
Stock Options
Table 9 provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan in respect of fiscal 2005. For details of the Stock Option Plan see — “Human Resources Committee Report on Executive Compensation — Stock Option Plan.”

Table 9 — Option Grants in Respect of the Last Financial Year1

		% OF TOTAL		MARKET VALUE
		OPTIONS/SARs		OF SECURITIES
		GRANTED TO		UNDERLYING
		EMPLOYEES IN		OPTIONS ON
	SECURITIES UNDER	RESPECT OF THE	EXERCISE OR	THE DATE OF
	OPTIONS GRANTED	FINANCIAL	BASE PRICE	GRANT
NAME	(#)	YEAR	($/SECURITY)	($/SECURITY)	EXPIRATION DATE
(A)	(B)	(C)	(D)[2]	(E)[2]	(F)

Richard E. Waugh	224,788	9.97%	46.02	46.02	December 2, 2015
Robert W. Chisholm	101,156	4.49%	46.02	46.02	December 2, 2015
W. David Wilson[3]	—	—	—	—	—
Sarabjit S. Marwah	67,436	2.99%	46.02	46.02	December 2, 2015
Robert L. Brooks	48,704	2.16%	46.02	46.02	December 2, 2015
Luc A. Vanneste	30,872	1.37%	46.02	46.02	December 2, 2015

1.	The figures shown in this table represent the number of securities under options granted to each of the Named Executive Officers on December 2, 2005 in respect of fiscal 2005.

2.	The exercise price and the market value are based on the volume weighted average price on the TSX for the five trading days prior to the grant date.

3.	Mr. Wilson was not eligible for a stock option grant, as described in Note 3 to the Summary Compensation Table.

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Table 10 provides details of the exercise of options during fiscal 2005 and options held at fiscal year-end by the Named Executive Officers under the Stock Option Plan. The exercise price and number of options in the following table have been adjusted to reflect the effect of the April 28, 2004 stock dividend.

Table 10 — Option Exercises in the Last Financial Year and Financial Year-End Option Values

				*VALUE OF
				UNEXERCISED
			UNEXERCISED OPTIONS	IN-THE-MONEY OPTIONS
			AT FY-END	AT FY-END
	SECURITIES ACQUIRED	AGGREGATE VALUE	(#)	($)
	ON EXERCISE	REALIZED	EXERCISABLE/	EXERCISABLE/
NAME	(#)	($)	UNEXERCISABLE	UNEXERCISABLE
Richard E. Waugh	341,104	11,404,738	1,463,572	35,590,783
			585,254	6,132,807
Robert W. Chisholm	73,222	1,602,121	467,154	9,139,278
			383,158	4,999,481
W. David Wilson[1]	—	—	29,452	339,876
			242,204	1,633,482
Sarabjit S. Marwah	4,756	94,002	609,326	14,906,550
			186,684	2,243,855
Robert L. Brooks	—	—	464,534	10,947,636
			170,294	2,124,416
Luc A. Vanneste	—	—	129,384	2,722,012
			66,040	721,031

*	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price on the TSX of Bank common shares at October 31, 2005 was $42.99.

1.	As a result of Mr. Wilson’s retirement, the expiry date of his unexercised options is October 31, 2010.
Securities Authorized for Issuance under Equity Compensation Plans
Table 11 provides details of equity compensation plan information as at fiscal year-end October 31, 2005.

Table 11 — Equity Compensation Plan Information

NUMBER OF SECURITIES
REMAINING AVAILABLE FOR
	NUMBER OF SECURITIES TO BE	WEIGHTED-AVERAGE EXERCISE	FUTURE ISSUANCE UNDER
	ISSUED UPON EXERCISE OF	PRICE OF OUTSTANDING	EQUITY COMPENSATION PLANS
	OUTSTANDING OPTIONS,	OPTIONS, WARRANTS AND	(EXCLUDING SECURITIES
	WARRANTS AND RIGHTS	RIGHTS	REFLECTED IN COLUMN (A))
PLAN CATEGORY	(A)	(B)	(C)

Equity compensation plans approved by	37,581,843	21.36	23,115,804
securityholders[1]
Equity compensation plans not approved	n/a	n/a	n/a
by securityholders

Total	37,581,843	21.36	23,115,804

1.	Stock Option Plan and Director Stock Option Plan
Stock Option Plan
In fiscal 2005, the exercise of options under the Stock Option Plan has resulted in the issuance of 6,390,534 Bank common shares, representing 0.65% of outstanding Bank common shares at the fiscal year-end (on a non-diluted basis). As at October 31, 2005, the total number of Bank common shares currently remaining reserved for issuance under the Stock Option Plan is 59,955,647, representing approximately 6.06% of the number of outstanding Bank common shares. This includes 37,357,843 Bank common shares issuable under unexercised granted options outstanding, representing

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approximately 3.77% of outstanding Bank common shares. For more information, refer to “Stock Based Compensation”, Note 15 to the 2005 Consolidated Financial Statements. For additional information on the Stock Option Plan, see the “Human Resources Committee Report on Executive Compensation” in this Management Proxy Circular.
Director Stock Option Plan
In fiscal 2005, the exercise of options under the Director Stock Option Plan has resulted in the issuance of 33,150 Bank common shares. As at October 31, 2005, the total number of Bank common shares currently remaining reserved for issuance under the Director Stock Option Plan is 742,000, representing less than 1/10th of 1% of the outstanding Bank common shares, including 224,000 common shares issuable under unexercised granted options outstanding. For additional information about the Director Stock Option Plan, see the Notes to Table 6 above.
Retirement Benefits
Executives, including the Named Executive Officers, have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,000 per year of service, for executives retiring in 2005. This limit will gradually increase to $2,444 per year of service for executives retiring after 2008. The Bank has entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to certain executive officers, including the Named Executive Officers. For certain of these executive officers, including Mr. Vanneste, but excluding the other Named Executive Officers, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes the lesser of actual bonus and target bonus. For Mr. Vanneste, provided he remains with the Bank until July 12, 2009, an additional year of service will be credited for each two years of actual service with the Bank.
          For other executive officers, including the Named Executive Officers, with the exception of Mr. Vanneste, the annual pension paid at normal retirement, from all Bank sources combined, is 70% of the sum of 1) final base salary and 2) average bonus over the highest consecutive five years of bonus payout. An additional payment of 30% of final base salary is paid in the first year of retirement. For Mr. Chisholm, the average bonus recognized for pension purposes will not be less than $775,000.
          Early retirement pensions are paid if the executive officer, including a Named Executive Officer, retires from the Bank within five years of normal retirement. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive officer’s pension.
          If the employment of an executive, including a Named Executive Officer, is terminated by the Bank within two years of a change of control for any reason other than dismissal for cause, the executive is entitled to a benefit, regardless of whether other vesting criteria have been met.
Table 12 indicates the estimated annual pension that would be payable, from all Bank sources combined, to executive officers, including Mr. Vanneste, but excluding the other Named Executive Officers.

Table 12 — Estimated Annual Pension at Retirement

COMPENSATION
RECOGNIZED FOR	YEARS OF CREDITED SERVICE
PENSION	5	10	15	20	25	30
($)	($)	($)	($)	($)	($)	($)

250,000	24,000	47,000	71,000	95,000	119,000	142,000
500,000	49,000	97,000	146,000	195,000	244,000	292,000
750,000	74,000	147,000	221,000	295,000	369,000	442,000
1,000,000	99,000	197,000	296,000	395,000	494,000	592,000
1,250,000	124,000	247,000	371,000	495,000	619,000	742,000
1,500,000	149,000	297,000	446,000	595,000	744,000	892,000

1.	The amounts shown assume participation in the Scotiabank Pension Plan on a contributory basis.

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Table 13 indicates the estimated annual pension that would be payable, from all Bank sources combined, to the Named Executive Officers, excluding Mr. Vanneste.

Table 13 — Estimated Annual Pension at Retirement

COMPENSATION RECOGNIZED
FOR PENSION	AGE 58	AGE 60	AGE 63
($)	($)	($)	($)

500,000	280,000	308,000	350,000
750,000	420,000	462,000	525,000
1,000,000	560,000	616,000	700,000
1,250,000	700,000	770,000	875,000
1,500,000	840,000	924,000	1,050,000
1,750,000	980,000	1,078,000	1,225,000
2,000,000	1,120,000	1,232,000	1,400,000
2,250,000	1,260,000	1,386,000	1,575,000
2,500,000	1,400,000	1,540,000	1,750,000

1.	An additional payment of 30% of final base salary is paid in the first year of retirement.

2.	For Mr. Wilson, an additional 10% reduction will apply to the annual compensation recognized for his pension for each year by which he retires prior to age 63. Mr. Wilson retired from the Bank on November 1, 2005 and will receive an annual pension of $564,000, commencing at age 63, with an additional $63,000 paid in the year that pension payments commence.
Table 14 provides additional disclosure on the pension arrangements for each of the Named Executive Officers.

Table 14 — Additional Disclosure on Pension Arrangements

			TOTAL ACCRUED	ESTIMATED ANNUAL
	YEARS OF PENSION		PENSION OBLIGATION	PENSION BENEFITS
	SERVICE AS AT	2005 ANNUAL	AS AT OCTOBER 31,	PAYABLE AT NORMAL
	OCTOBER 31, 2005	SERVICE COST ($)	2005 ($)	RETIREMENT AGE ($)

Richard E. Waugh	35	533,000	18,730,000	1,473,000
Robert W. Chisholm	19	633,000	12,394,000	1,050,000
W. David Wilson	34	194,000	6,704,000	564,000
Sarabjit S. Marwah	26	259,000	6,934,000	710,000
Robert L. Brooks	37	213,000	7,962,000	597,000
Luc A. Vanneste	9	165,000	1,049,000	232,000

1.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year.

2.	The Total Accrued Pension Obligation represents the value of the projected pension benefit, earned for all service to date.

3.	The Estimated Annual Pension Benefit payable at Normal Retirement Age is estimated based on total projected service at Normal Retirement Age, fiscal 2005 compensation and the terms of the current retirement agreements.

4.	The estimated cost of these future pension benefits is calculated each year by the Bank’s independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 17 of the 2005 Consolidated Financial Statements. The key assumptions are a discount rate of 5.25% per year and a rate of increase in future compensation of 4.0% per year.

5.	The estimated costs of these future benefits assume that all benefits are vested. Mr. Waugh, Mr. Marwah and Mr. Vanneste are not yet vested in their supplemental pensions.

6.	The estimated costs of these future benefits assume that the Named Executive Officers retire at Normal Retirement Age. Assuming immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

7.	The amounts shown for Mr. Wilson are based on compensation and service to October 31, 2005.

8.	The impact of the Named Executive Officers’ own contributions, if any, on the estimated cost of these future benefits is not material. Accordingly, any Named Executive Officer’s contributions have not been taken into account in calculating these estimated costs.

9.	The estimated costs of these future benefits are based on assumptions which represent current contractual entitlements; these entitlements may change over time.

10.	The methods used to determine the estimated costs shown are not identical to the methods used by other companies and, as a result, these amounts may not be directly comparable across companies.

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Change of Control and Termination Without Cause
The individual plan documents, including the individual retirement agreements for Named Executive Officers described above in the Retirement Benefits section, detail the conditions for vesting of benefits under these circumstances. The Bank has not entered into any other agreements with its Named Executive Officers with respect to change of control or termination without cause.
Total Annual Compensation
The Bank defines total direct compensation as the total of cash and equity-based compensation. For the purpose of providing a comprehensive view of compensation to the President and Chief Executive Officer, the following summary compensation statement, Table 15 below, is provided:

Table 15 — President and CEO Summary Compensation Statement

RICHARD E. WAUGH	2005	2004	2003
PRESIDENT AND CEO	($)	($)	($)
Cash Annualized Base Salary [1]	1,000,000	1,000,000	800,000
Bonus [2]	1,500,000	1,600,000	1,200,000
Equity Restricted Share Units granted [3]	—	—	2,700,000
Performance Share Units granted [4]	3,000,000	3,000,000	—
Stock Options granted [5]	3,000,000	3,000,000	2,700,000
Total Direct Compensation	8,500,000	8,600,000	7,400,000
Pension Annual Service Cost [6]	533,000	465,000	351,000
Total Compensation	9,033,000	9,065,000	7,751,000

Notes:
1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For 2004, reflects an annual salary of $1,000,000 from December 2, 2003. For 2003, reflects an annual salary of $800,000 from January 15, 2003 and $675,000 prior to that.
2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Waugh has elected to defer 100% of his 2005, 2004 and 2003 Management Incentive Plan (MIP) bonus into the DSU Plan.
3.	This item represents the portion of total direct compensation that was granted as RSUs. This plan was in effect for awards made up to and including December 2003.
4.	Beginning with the December 2004 awards, the Bank awarded PSUs to eligible executives, instead of RSUs. For details of the RSU and PSU Plans, see — “Human Resources Committee Report on Executive Compensation — Mid-term Incentive”.
5.	For 2005, the amount represents the estimated compensation value at the time of grant of 224,788 options granted at an exercise price of $46.02. For 2004, the amount represents the estimated compensation value of 230,768 options granted at an exercise price of $39.00. For 2003, the amount represents the estimated compensation value of 257,552 options granted at an exercise price of $31.45. Awards vest one-quarter per year starting on the first anniversary of the grant date, and expire 10 years after the grant date.
6.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year, as described in the “Retirement Benefits” section in this Management Proxy Circular.

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SHARE PERFORMANCE GRAPH
As at October 31, 2005, the following graph shows the total cumulative return on a $100 investment on October 31, 2000 in Bank common shares with the cumulative total return of the S&P/TSX Banks index and the S&P/TSX Composite index over the five year period ending October 31, 2005, assuming reinvestment of all dividends.
1.	Scotiabank is one of the listed companies included in the S&P/TSX Banks Index and the S&P/TSX Composite Index.

Scotiabank 35

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Table 16 shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at December 1, 2005 to the Bank and its subsidiaries. The amounts exclude routine indebtedness (see note 7 after Table 17).

Table 16 — Aggregate Indebtedness
Aggregate Indebtedness ($)

	TO THE BANK OR		TO ANOTHER
PURPOSE	ITS SUBSIDIARIES		ENTITY

Share Purchases		873,653	—
Other	US$	1,000,000	—

Loans to buy Bank shares and for other programs
Table 17 shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries in order to buy securities of the Bank and for other purposes. The amounts exclude routine indebtedness (see note 7 after Table 17). Executive officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

Table 17 — Indebtedness Under Securities Purchase Program and Other Programs

			LARGEST AMOUNT			FINANCIALLY ASSISTED
			OUTSTANDING			SECURITIES
			DURING THE			PURCHASES DURING
			FINANCIAL YEAR	AMOUNT		THE FINANCIAL YEAR
			ENDED	OUTSTANDING AS AT		ENDED
	INVOLVEMENT		OCTOBER 31, 2005	DECEMBER 1, 2005		OCTOBER 31, 2005
NAME AND PRINCIPAL POSITION	OF ISSUER		($)	($)		(#)
(A)	(B)		(C)	(D)		(E)

SECURITIES PURCHASE PROGRAM
President and CEO
Richard E. Waugh	Lender		383,513		379,201	—
Vice-Chairman
Robert W. Chisholm	Lender		330,658		311,254	—
Sarabjit S. Marwah	Lender		122,225		100,665	—
Executive Vice-President
Sylvia D. Chrominska	Lender		84,521		82,533	—

OTHER PROGRAMS
Executive Vice-President
Stephen D. McDonald	Lender	US$	1,300,000	US$	1,000,000	N/A

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the Bank had a general loan policy which enabled executives and employees of the Bank and its subsidiaries to borrow funds in order to buy securities in the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas

Scotiabank 36

provide up to the first $200,000 at 3 1/4% below customer mortgage rates for the first five years, 2 1/4% below for the second five-year term and regular rate thereafter (in other areas up to $100,000 at 2 1/4% below, 1 1/4% below and regular rate thereafter). Automobile loans under the International Assignment Program for Expatriates are available on favourable terms. Under that policy, expatriate officers are eligible for loans for the purchase of up to two automobiles for personal use at a rate of 1/2% below Canadian prime rate (minimum rate of 4%).
3.	Scotiabank Classic VISA* accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold® VISA* accounts are available to employees, at customer interest rates. (*Visa Int./Lic. user The Bank of Nova Scotia, ®Registered Trademark of The Bank of Nova Scotia)
4.	For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:
•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.
5.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

6.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the Securities Exchange Act.

7.	The foregoing tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive; (ii) loans to directors and executives who are full-time employees, if these loans are fully secured by their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

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DIRECTORS’ AND OFFICERS’ INSURANCE
The Bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2006. The policy covers individual directors and officers in circumstances where the Bank is not able or not permitted to indemnify such individuals. The policy has a $50,000,000 limit and a $5,000 deductible per director with a maximum deductible on any one claim of $15,000. The annual premium for this coverage is $450,000.
NORMAL COURSE ISSUER BID
The Bank has filed a notice of intention to make a normal course issuer bid to enable it to purchase up to 50,000,000 Bank common shares. The notice provides that the Bank may purchase these shares between January 6, 2006, and January 5, 2007, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the TSX. Bank common shares purchased under the bid will be cancelled. A copy of the notice may be obtained from the Secretary of the Bank at the address set out below.
ADDITIONAL DOCUMENTATION
Financial information relating to the Bank is provided in the Bank’s comparative financial statements and management’s discussion and analysis for the 2005 fiscal year. Additional information relating to the Bank is available at www.sedar.com or at www.sec.gov (in the SEC’s EDGAR filings section). A copy of the Bank’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request from the Secretary of the Bank at the following address:

Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario
M5H 1H1
DIRECTORS’ APPROVAL
The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

/s/ Deborah M. Alexander
Deborah M. Alexander Executive Vice-President, General Counsel and Secretary December 31, 2005 Toronto, Ontario, Canada

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APPENDIX 1

PROPOSALS SUBMITTED BY SHAREHOLDERS
The following three shareholder proposals and accompanying statements were submitted by two shareholders. The proposals are matters that the shareholders propose to raise for consideration at the Annual Meeting of Shareholders.
     Proposals No. 1 and 2 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the Bank.
     Proposal No. 3 was submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2. The proposal was submitted in English and translated into French by the Bank.
     The Board of Directors recommends voting AGAINST these proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these three proposals.
PROPOSAL NO. 1
It is proposed that the Bank incorporate in its annual report the financial statements of its subsidiaries in tax havens.
For the sake of transparency and respect of the shareholders’ right to information, the federal legislator gave shareholders the right to examine the financial statements of the Bank’s subsidiaries (S. 310 (2)). The maintenance by the Bank of numerous subsidiaries in tax havens deprives the federal government and the provinces of significant revenues so taken from the needs of citizens. This situation has become a Canada-wide public issue. The publication by the Bank of the financial statements of its subsidiaries in confetti states will enable shareholders to pass judgment on the nature of the transactions therein entered and eventually express their opinions with full knowledge on the Bank’s activities in showcases of drug-money laundering and tax evasion and fraud.
     The rationale developed by the Bank to this day to justify its presence in tax havens is mollifying, evasive and not very convincing. It must be revised and rebalanced with the judgment of shareholders, institutional investors and portfolio or pension fund managers, concerned with the Bank’s interest and the interest of those who finance it.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1.
Shareholders rejected proposals dealing with the issue of tax havens at the 2002 and 2004 annual meetings. The Bank’s position remains consistent and clear.
     Scotiabank has extensive international operations and we operate in all those countries in full compliance with national and international laws intended to detect and deter tax evasion, terrorist activity and organized crime. The Bank has always been diligent in establishing rigorous policies and procedures for both its domestic and international operations to address any potential inappropriate activities. The Bank does not operate in any acknowledged tax havens.
     While the proposal raises a general question regarding financial reporting of subsidiaries, its explanation focuses on illegal activities around money laundering, tax evasion and fraud. The two issues are not related.
     Tax structures are an integral part of a country’s overall economic framework and are an essential element of national sovereignty. Various incentives and other tax policies are often established by countries to attract and retain investment and are critical to the competitiveness of local economies. As a result, different rules are commonplace across many jurisdictions, and individuals and corporations will consider these differences with the very legitimate practice of tax planning in mind.
     Turning to the issue of disclosure, the Bank lists its principal subsidiaries in its annual report, and as the shareholder’s explanation indicates, shareholders already have the right to request to examine the financial statements of subsidiaries.
     Therefore, we believe the proposal is unnecessary and recommend that shareholders vote against it.

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PROPOSAL NO. 2
It is proposed that any increase in the remuneration of senior officers, as well as the granting of stock options, pensions and severance pay, be previously submitted to the approval of shareholders prior to their coming into force.
The remuneration of senior officers and their other employment, departure or retirement related conditions have over the last few years reached gigantic proportions that scandalize an ever-increasing number of shareholders. These shareholders are always faced with a done deal without being able to evaluate the relevancy or the merit of the recommendations and decisions of the board of directors. This is neither fair nor reasonable, and goes against the principles of sound corporate governance. Ultimately, the current practices are offensive to shareholders by obliterating their rights of review and approval of their board of directors’ recommendations.
     It is time that shareholders or their agents stop being left out of and exploited at will by the businesses of financial institutions they are feeding with their hard cash. They are the ones taking the risks and not the high-priced executives attending to the administration of their businesses.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2.
     The executive compensation policies of the Bank are designed to attract, retain and motivate officers who have the relevant skills, knowledge and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.
     The Human Resources Committee is responsible for recommending to the Board an overall compensation strategy for the Bank and setting the compensation of executive officers. It is made up entirely of independent directors that are elected by shareholders to represent their interests.
     The Committee considers whether compensation is competitive based on market comparison information and whether it is appropriate based on the Bank’s overall financial performance and individual performance achievements. The Committee’s recommendations are submitted to the Board for approval. (Executive compensation is discussed in the Human Resources Committee Report in this Management Proxy Circular.)
     We believe the Bank’s practices in this regard are very sound and effectively meet the needs of shareholders. As such, we recommend shareholders vote against this proposal.
PROPOSAL NO. 3
Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of The Bank of Nova Scotia
In 2004, in response to a Proposal from this Shareholder, the Bank of Nova Scotia’s proxy circular included the clear statement “that the Bank reaffirms its commitment to industry-leading standards of governance.” Industry standards now demand that all corporate officers and directors be untainted by scandalous, unethical behaviour. The Shareholders therefore recommend that the 2004 commitment be further affirmed with a specific requirement that no one is eligible to serve as a Director of the Bank who has been implicated in any judicial proceeding that results in a finding of unethical activity or behaviour. It is not necessary for the individual to be personally named in the judicial proceeding for this policy to apply. Chief executives must be held ultimately responsible for their corporation’s actions, and bear the burden for corporate behaviour that is found to be unethical through court proceedings or a judicial inquiry. The Shareholders of the Bank of Nova Scotia do not want this Bank to make the same mistake as Bank of Montreal, which recruited Robert Astley as a Director, despite a serious scandal that occurred at Clarica Life Insurance Company under Mr. Astley’s leadership as its Chief Executive Officer.
Shareholder’s explanation:
     Clarica, prior to its purchase by Sun Life Financial Inc., funded leasing deals for MFP Financial Inc., the subject of judicial inquiries in Toronto and Waterloo, Ontario. RIM Park is the largest project in the history of the City of Waterloo. MFP offered financing under 5%, obtained funds from Clarica at 7.6%, and then charged the City more than 9%. Employees of Clarica knew that the City was being misled, and that Clarica was profiting by lending at above-market rates. The inquiry found that the City was the victim of a “bait and switch” by MFP, and that Clarica was “unethical” for ignoring “red flags” while serving as MFP’s only source of about $50-million. Clarica was “the only game in town” and could easily have stopped the scam. The judge stated that “in ethical terms, Clarica had put its business relationship with MFP ahead of its duty to the City,” and cited Clarica for “abdication of appropriate due diligence.” The judge did not have a mandate to name names at Clarica, but

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determined that this “unethical” decision had been made at the highest level in Clarica, whose CEO throughout was Robert Astley, now a Director of Bank of Montreal.
Note: The Bank is required by the Bank Act to include the foregoing shareholder statements in this Management Proxy Circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3.
     Scotiabank is committed to industry-leading standards of governance.
     In terms of ethical behaviour, every employee, officer and Director of the Bank must read, acknowledge and abide by the Guidelines for Business Conduct, which outline the Bank’s rules and expectations regarding proper business conduct and ethical behaviour. The Board is unequivocal: Scotiabank and its subsidiaries must follow the law and so must its employees, officers and Directors.
     Clearly, the Bank has the highest standards of honesty and integrity, as well policies and procedures in place to deal with unethical behaviour. Therefore, the Board believes this proposal is unnecessary and recommends voting against it.

Note: Discussion on withdrawn proposal
     Another proposal was made by Mr. Verdun related to the calculation and reporting of a Cost of Management Ratio (“COMR”). This was withdrawn following discussions with the Bank.
     As a matter of principle, the Bank is committed to open and transparent disclosure and fully supports the reporting of information that will be of value to shareholders and others. The value of reporting a COMR rests, in large part, in being able to compare one institution to others. Therefore, there is a need for consistent rules in calculating COMRs. As certain other major financial institutions have indicated a willingness to report this information, the Bank believes that it is important, if a COMR is developed, it be applied in a consistent and meaningful way. The Bank has undertaken, on a best efforts basis, to develop with other institutions and organizations standards for COMR calculations and reporting. Assuming this can be accomplished, the Bank will report its COMR in accordance with appropriate standards.

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APPENDIX 2

CORPORATE GOVERNANCE PRACTICES — SUMMARY
Statement of Corporate Governance Practices
Mandate and Duties of the Board of Directors
A strong, effective, independent Board of Directors plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The committees of the Board assist the Board in fulfilling its mandate.
     The Board’s mandate is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs, to maintain its strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management and to perform any other duties required by law. Each year, the Board evaluates the Bank’s strategy. It also reviews and approves policies, practices and systems in a number of areas including credit, market risk-trading activities, investment, liquidity, structural, fiduciary, operational risk, capital management, internal control and corporate governance and monitors compliance to those policies. Another important function of the Board is the appointment of executive officers, including the Chief Executive Officer. The Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual business lines. It compares and measures results against previously established and approved plans, against performance in past years and against industry peers.
Composition of the Board
At the fiscal year end, the Bank’s Board of Directors numbered 15 members. The Bank’s Board of Directors currently now includes 16 members, with the recent appointment of Mr. Rovzar. These Directors include business and community leaders active at the regional, national and international levels, who provide an invaluable breadth of expertise. Overall, the size and composition of the Bank’s Board reflect the broad geographic reach of our customer base, and our diversified international operations. All Board members currently participate in at least one standing committee, and a portion of the membership of each committee rotates periodically. There are also regional advisory committees in the Quebec, British Columbia/Yukon, and Prairie Regions. They help Directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management and review regional business opportunities.
Accountability/Compliance
The accountability of the Bank’s Board is assured partly by the Bank’s strict compliance with the guidelines and rules of the Canadian Securities Administrators (“CSA”), the New York Stock Exchange (“NYSE”), government regulations and partly by the Bank’s own internal rules and standards. All Directors, officers and employees of the Bank must comply with Scotiabank’s Guidelines for Business Conduct.
     Strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department ensures that new business initiatives and various internal compliance initiatives and programs are current with industry best practices and evolving market conditions. The compliance initiatives and programs include the Scotiabank Guidelines for Business Conduct, the Scotiabank Group Compliance Program and infrastructure (including the Groupwide Compliance Network, a network of compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities), the Bank Act Legislative Compliance Management System and other specialized compliance programs.
Corporate Governance Regulation
The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. We have included below a summary of the Bank’s corporate governance practices, which includes the CSA’s required corporate governance disclosure, and two checklists, one for each of the NYSE Corporate Governance Rules and the United States Sarbanes-Oxley Act, to demonstrate our commitment to compliance. Overall, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.

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THE BANK OF NOVA SCOTIA — CORPORATE GOVERNANCE DISCLOSURE
BOARD OF DIRECTORS
Information About the Bank’s Directors
Independence
•	Board and committee composition complies with all of the CSA Guidelines for Corporate Governance for director independence and the Bank Act provisions for affiliated directors. The relationships of Directors, their spouses, children and others are included in the determination of the extent of each Director’s relationship with the Bank.

•	To assist the Board with its determination, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings. Also, each year, all Directors must certify their compliance with the Bank’s Guidelines for Business Conduct, which include the requirement for Directors to declare any material interest in matters coming before the Board.

•	13 of 16, or 81.25%, of the Bank’s current Directors are independent, including the Non-Executive Chairman, Mr. Arthur R.A. Scace.

•	In 2005, one Director was determined to be affiliated under the Bank Act: Mr. Richard Waugh, who held a management position.

•	The following Directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Alexis E. Rovzar, Arthur R.A. Scace, Paul D. Sobey, Allan C. Shaw and Barbara S. Thomas.

•	The following three Directors have been determined by the Board of Directors to be non-independent: John T. Mayberry (due to a prior interlocking corporate relationship with a Bank executive officer), Gerald W. Schwartz (due to an overall business relationship with the Bank) and Richard E. Waugh (due to his position as President and Chief Executive Officer).

•	For more information on how the Bank determines director independence, please see the section below entitled ‘‘Director Independence Standards’’.
Meetings of Independent Directors
•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. These sessions are conducted at the beginning or end of the meeting, or both, if required. The independent Directors are also given the option of meeting alone without the non-management, non-independent Directors. In fiscal 2005, there were 9 such meetings held without management present. The Board values the contributions of the non-independent, non-management Directors and these members are typically included in these discussions, unless the subject at hand otherwise requires their absence.

•	The Non-Executive Chairman chairs the independent Board sessions.
Director Biographies and Other Boards on which Bank Directors Serve
•	Please see ‘‘Table 1 — Director Nominees’’ in this Management Proxy Circular for each Director’s biography, which includes details of other boards on which the Bank’s Directors serve, including all public company directorships held by Directors in the last five years.
Director Attendance for Fiscal 2005
•	Please see Table 4 in this Management Proxy Circular for Director attendance details.
The Role of the Bank’s Board of Directors
Board Mandate
•	The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and care of a reasonably prudent person.

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•	The Board’s mandate is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs, to maintain the strength and integrity of the Bank, and to oversee the Bank’s strategic direction, organizational structure and the succession planning of senior management.

•	Each year, the Board approves the strategy and the specific financial objectives for the Bank.

•	Specific roles and responsibilities of management are set out in all core policies approved by the Board.

•	The Board reviews the assessments made of other executive officers in achieving their business line or operational objectives.

•	The Board examines its mandate each year in the context of preparing this report on corporate governance and reviewing the Bank’s Corporate Governance Policies.

•	The Board’s mandate is also available on www.sedar.com and is incorporated by reference into this Management Proxy Circular. Each Committee has also prepared a report, which reports are included in this Management Proxy Circular.
Approach to Corporate Governance Issues
•	The Corporate Governance and Pension Committee has responsibility for developing the approach to governance issues.

•	The Bank’s Corporate Governance Policy was developed in 2002, enhanced and re-approved by the Board in 2004 and in 2005. The Committee reviews the Statement of Corporate Governance Practices each year and recommends it to the Board for consideration and approval. The Corporate Governance Policy is available on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

•	The Committee reviews all legislation related to corporate governance.
Ethical Business Conduct
•	The Scotiabank Guidelines for Business Conduct (the ‘‘Guidelines’’) serve as the Bank’s code of ethics. They have been in place for many years and apply to all directors, officers and employees of the Bank. Annually, each director, officer and employee of the Bank is required to provide his or her written confirmation of their compliance with the Guidelines for the prior fiscal year and to confirm that each such individual has re-read the Guidelines.

•	Each new Bank employee is required to review the Guidelines and confirm such review prior to the commencement of their employment.

•	The Guidelines address the following topics:
•	Honesty and integrity in all conduct, including with customers, suppliers and others;

•	Compliance with all applicable laws, including prohibitions on insider trading and tipping;

•	Avoiding and dealing with conflict of interest situations;

•	Ensuring the security of Bank assets, communications, transactions and information;

•	Dealing with confidential matters; and

•	Reporting of illegal or unethical behaviour, if any.
•	The Guidelines can be found on the Bank’s website in the Corporate Governance section and are available in print to any shareholder upon written request to the Secretary of the Bank.

•	Amendments to the Guidelines and waivers, if any, for directors and executive officers will be approved by the Board and will be disclosed on the Bank’s website. There were no waivers granted in 2005.

•	From time to time, matters may come before the Board where a Director may have a conflict of interest. If and when such matters arise, that Director will declare him or herself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Director’s Questionnaires, Directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance. The Board also complies with all Bank Act (Canada) requirements with respect to conflicts of interest.

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Adoption of a Strategic Planning Process
•	Strategic management oversight encompasses reviewing and approving the processes for setting appropriate objectives and developing and implementing business plans. Execution of these processes, and the results, are subject to regular scrutiny.

•	At least one Board meeting a year is devoted to strategic planning and discussions, following which the Board approves the overall strategy of the Bank. In 2005, there were two sessions devoted to strategic planning.

•	New strategic initiatives are regularly brought to the Executive and Risk Committee and the Board.

•	An annual business plan is approved by the Board, and the financial performance of the Bank and the key business lines are regularly compared to the business plan.
Risk Assessment with respect to the Bank’s Business
•	The Board regularly obtains reasonable assurance that appropriate risk management processes and procedures are in place.

•	The Board approves all major policies, including the 10 risk management policies relating to credit, market, investment, liquidity and funding, structural, fiduciary, operational risk, capital management, internal control and corporate governance including those previously required by the Canada Deposit Insurance Corporation (CDIC) Standards for Sound Business and Financial Practices.

•	Risk exposure is identified and monitored through the Executive and Risk and the Audit and Conduct Review Committees.

•	Internal Audit reports at least quarterly to the Audit and Conduct Review Committee on the Bank’s control environment and procedures.

•	The external auditors report annually on their internal control findings arising from their audit of the Bank’s annual consolidated financial statements.
The Bank’s Internal Control and Management Information Systems
•	The Board requires management to maintain effective internal control and information systems.

•	The Audit and Conduct Review Committee met eight times last year, including at each quarter end. The Committee meets once each year with representatives of the Office of the Superintendent of Financial Institutions to review the results of their examination. It also meets independent of management at every meeting.

•	The Bank’s Chief Auditor, as well as the external auditors, are invited to attend each Audit and Conduct Review Committee meeting and comment on the integrity of the control and information systems.
Disclosure of Information
•	In keeping with best practices and the Bank’s commitment to provide timely, accurate and balanced disclosure of all material information about the Bank, and fair and equal access to such information, the Board approved a public disclosure policy and practices statement for the Bank, which is available on the Bank’s website.

•	The Board is kept informed of all key issues and approves core disclosure documents, such as the Management Proxy Circular, the annual and interim consolidated financial statements and related Management’s Discussion & Analysis, the Annual Information Form and any prospectuses.

•	Reports on the quarterly financial results of the Bank are issued to shareholders. Management presents and discusses these results with analysts and investors following their publication. The public has access to these meetings via the telephone or Internet.

•	Media and general public queries are usually referred to the Bank’s Public, Corporate & Government Affairs Department.

•	Investor Relations and the Bank’s website provide information on the Bank to investors, customers and other stakeholders.

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•	The Board has also approved disclosure policies and procedures to keep the public informed about borrowing costs and transactional fees.

•	Branches are the first opportunity for customers to resolve complaints or ask questions. If branch managers are unable to resolve complaints, matters can be referred to the Office of the President. Unresolved issues can be directed to the Bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions made within the Bank.

•	Customers may contact the Canadian Banking Ombudsman for an independent review.
Duties and Responsibilities of Individual Board Members
Board Position Descriptions
•	The Board has approved mandates for the Board, the Non-Executive Chairman, Committee Chairs and individual directors. These mandates can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

•	These mandates and Board resolutions define the limits to management’s authority. The Bank Act outlines specific matters that may not be delegated by the Board; for example, declaring dividends.
Role of the Non-Executive Chairman
•	Mr. Arthur Scace was appointed Non-Executive Chairman effective March 2, 2004.

•	The Chairman is an independent, outside Director who is not affiliated or related and is currently a member of the Executive and Risk and Human Resources Committees and ex-officio on the Audit and Conduct Review and Corporate Governance and Pension Committees.

•	The Non-Executive Chairman is appointed by the Board to lead the Board to fulfill its duties effectively, efficiently and independent of management. The Non-Executive Chairman also acts in an advisory capacity to the President and Chief Executive Officer and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.
Majority Voting Required in Director Elections
•	On November 29, 2005, the Board adopted a new policy, which requires that any nominee for director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Non-Executive Chairman of the Board of Directors following the Bank’s annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance and Pension Committee and the Board of Directors shall consider the resignation and whether or not it should be accepted. Resignations shall be expected to be accepted except in situations where extenuating circumstances would warrant the applicable director to continue to serve as a board member. The Board of Directors shall disclose their decision, via press release, within 90 days of the applicable annual meeting. If a resignation is accepted, the Board of Directors may appoint a new director to fill any vacancy created by resignation. A copy of this policy can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.
Board Structure and Composition
Optimum Size of the Board of Directors
•	The Bank’s goal is to attain the optimum size recommended by the Corporate Governance and Pension Committee, taking into consideration the need to staff four major committees, three of which must be composed exclusively of independent directors. Sixteen directors are proposed for election by shareholders on March 3, 2006, a size we believe is appropriate.

•	The Corporate Governance and Pension Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise and geographic representation, and submits its recommendations to the Board. The Board must approve any reductions or increases to its number.

•	Shareholders elect the Board at the annual meeting.

•	The Bank Act requires a minimum of seven directors, of which at least two-thirds must not be affiliated.

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Nomination of Directors
•	The Corporate Governance and Pension Committee acts as the nominating committee for the Bank. This Committee’s mandate includes responsibility for proposing candidates as directors and ensuring the assessment of the performance of the Board, the committees of the Board and of individual directors.

•	This Committee considers the skills and competencies of each Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. The Committee also ensures that new nominees will have adequate time to dedicate to being an effective member of the Board.

•	The newest member of the Bank’s Board of Directors, Mr. Rovzar, was selected to provide an international perspective with a specific emphasis on Mexico, where the Bank has operations.

•	All members of the Committee are non-management directors and are independent.
Orientation and Continuing Education
•	New director orientation packages include all key legal requirements, by-laws, the duties and responsibilities for directors, key Bank and Board policies and procedures, an overview of the Bank’s key business lines and organizational charts and copies of the Bank’s public disclosure documents. New Directors also receive a Corporate Governance Information book, which is updated each year and reissued to all Directors. The book includes information on:
•	Board and senior management committees;

•	Bank Act and other applicable legal requirements; and

•	Insider trading and Guidelines for Business Conduct.
•	New Directors meet with the President and Chief Executive Officer, and other executive officers as required.

•	The Bank conducts ongoing information sessions for all Directors, and arranges for seminars by senior executives on significant, specialized or complex aspects of business operations.
Compensation
•	Director compensation is reviewed annually by the Corporate Governance and Pension Committee, which recommends any compensation changes to the Board. The Committee considers Directors’ risks and responsibilities, the time commitment, and comparator data of other companies, including the Bank’s key competitors.

•	The Board approves any change to its fee structure or compensation components. In 2004, the Board’s compensation structure was revised based upon the Committee’s recommendation. In 2005, based on the Committee’s recommendation, there were no changes made to the compensation structure, except to increase the annual retainer paid to the Chairman of the Audit and Conduct Review Committee to $30,000.

•	Shareholders must approve any change to the aggregate appropriation for Directors’ fees.

•	Details on Director compensation can be found under “Compensation of Directors” in this Management Proxy Circular.
Committees of the Bank’s Board of Directors
Committee Composition
•	In fiscal 2005, the Bank had one inside director (Mr. Richard Waugh).

•	All committees of the Board are comprised of non-management directors, with the exception of the Executive and Risk Committee, which has one management director, Mr. Richard Waugh.

•	Committee chairs must be outside Directors and each outside Director is required to be a member of at least one committee.

•	The Audit and Conduct Review, Corporate Governance and Pension and Human Resources committees are comprised exclusively of independent Directors.

•	A majority of the members of the Executive and Risk Committee are independent.

•	For details of the Corporate Governance and Pension Committee, please see “Approach to Corporate Governance Issues” and “Nomination of Directors”.

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Audit and Conduct Review Committee
•	The Audit and Conduct Review Committee is comprised exclusively of outside directors and all members are independent.

•	The external auditors report directly to the Audit and Conduct Review Committee. The external auditors attend each meeting of the Committee and meet with the members without the presence of management. The Committee reviews the Bank’s relationship with its external auditors, who also provide the Committee with ongoing assurance of their independence.

•	The Committee reviews the annual internal audit plan, reviews the mandate for the Audit Department and the position description for the Chief Auditor. The Chief Auditor also attends each meeting of the Committee and meets with the members without the presence of management.

•	The Audit and Conduct Review Committee’s responsibilities under the Bank Act include a review and evaluation of the internal control procedures for the Bank.

•	The Committee reviews and approves the Bank’s Internal Control Policy and the Board is kept aware of any material changes to the policy.
Human Resources Committee
•	The Human Resources Committee is responsible for making recommendations to the Board with respect to officer compensation and incentive compensation plans and equity compensation plans.

•	The Human Resources Committee reviews all Bank compensation disclosure prior to its publication and recommends its approval to the Board.

•	For more detail on the activities of the Human Resources Committee, see “Human Resources Report on Executive Compensation” in this Management Proxy Circular.
Executive and Risk Committee
•	The Executive and Risk Committee acts as an advisor to executive management on highly sensitive or major strategic issues.

•	For more detail on the activities of the Executive and Risk Committee, see the Executive and Risk Committee’s Report in this Management Proxy Circular.
Engagement of Outside Advisors
•	The Bank’s Corporate Governance Policies include a process for directors to engage the services of independent advisors or consultants at the Bank’s expense.

•	Such engagements require the approval of the Chair of the Corporate Governance and Pension Committee.

•	The Audit and Conduct Review Committee Charter permits that Committee to engage outside advisors or consultants, at the Bank’s expense, as the Committee deems necessary, in order to discharge its duties.
Assessments
•	Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Pension Committee approves the content of the questionnaire and reviews the results with the Non-Executive Chairman. The Committee’s findings and recommendations and a summary of the survey results are provided to the Board.

•	The self-assessment is strictly confidential to encourage full and frank commentary.

•	Assessments of Board Committees and individual directors are conducted each year, as well as peer to peer evaluations.

•	Annually, the Board approves Corporate Governance Policies to further strengthen the Bank’s governance structure. The Corporate Governance and Pension Committee is responsible for reviewing these policies at least annually and recommending policy enhancements to the Board.

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Senior Executive Management of the Bank
Position Description for Executive Officers
•	The Human Resources Committee has approved mandates for all executive officer positions, including the President and Chief Executive Officer and all Executive Officers of the Bank.

•	Annually, the Human Resources Committee measures the performance of the Chief Executive Officer against predetermined short and long-term objectives, and the position’s mandate. For details regarding the Chief Executive Officer’s objectives and performance in 2005, see “Human Resources Committee Report on Executive Compensation” in this Management Proxy Circular.
Succession Planning
•	The Human Resources Committee assists the Board in succession planning by recommending senior executive appointments, monitoring the development of individuals for key positions and assessing management’s performance (quantitative and qualitative). Special focus is given to the Chief Executive Officer position.

•	The Board approves all appointments at the Executive Vice-President level and above, and is informed of new Senior Vice-President appointments.

Scotiabank 49

Does the
Bank
NYSE CORPORATE GOVERNANCE RULES	align?	GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

The Board must affirmatively determine each director’s independence and disclose those determinations.	✓	• The Board has adopted standards for director independence. The text of these standards appear below, and a copy can be found on the Bank’s website in the Corporate Governance Section.
• The Board has considered the relationship of each non-management director to the Bank and has made a determination in respect of each Director’s status under the adopted standards.

•     The following non-management Directors have been determined not to be independent: Mr. John T. Mayberry (due to a prior interlocking corporate relationship with a Bank executive officer) and Mr. Gerald W. Schwartz (due to an overall business relationship with the Bank).

A majority of the directors must be independent.	✓
•     A majority of directors are independent.
•     Following the Bank’s annual meeting, and assuming the proposed directors nominated in this Management Proxy Circular are elected, 13 of 16, or 81.25% of directors will be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	✓
•     At each meeting of the Board and Board committees, time is specifically scheduled for independent discussion without management present. These sessions are held at the beginning or the end of each meeting, or both, if required.

•     Mr. Scace serves as Chair of these sessions. Interested parties who wish to correspond directly with the non-management Directors may use the following contact information: Mr. A.R.A. Scace, Chairman, The Bank of Nova Scotia, 44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1.

There must be a nominating/corporate governance committee composed entirely of independent directors.	✓	• The Corporate Governance and Pension Committee also acts as the nominating committee for the Bank and is composed entirely of independent Directors.

The nominating/corporate governance committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓
•     The duties and responsibilities of the Corporate Governance and Pension Committee are described under Committee Reports and a copy of the Committee’s charter can be found on the Bank’s website in the Corporate Governance section.
•     The Committee’s performance is evaluated annually.

There must be a compensation committee composed entirely of independent directors.	✓	• The Human Resources Committee acts as the compensation committee for the Bank and is composed entirely of independent directors.

The compensation committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓
•     The duties and responsibilities of the Human Resources Committee are set out in the Committee charter, which can be found on the Bank’s website in the Corporate Governance section. See also the “Human Resources Report on Executive Compensation” found in this Management Proxy Circular.
•     The Committee’s performance is evaluated annually.

The audit committee must have a minimum of three members all of whom must be independent.	✓
•     The Audit and Conduct Review Committee currently has six members, all of whom are independent under the NYSE Corporate Governance rules and under the rules of the United States Securities Exchange Act.

The audit committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓
•     The duties and responsibilities of the Audit and Conduct Review Committee are set out in the Committee Charter, which can be found on the Bank’s website in the Corporate Governance section.
•     The Committee’s performance is evaluated annually.
•     The Audit and Conduct Review Committee’s Report can be found in this Management Proxy Circular.

The Bank must have an internal audit function.	✓	• The Bank has an internal audit department that oversees the integrity of internal processes and controls.

The Bank must adopt and disclose corporate governance guidelines.	✓
•     The Bank has adopted Corporate Governance Policies. These policies can be found on the Bank’s website in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank.

The Bank must adopt and disclose a code of business conduct and ethics.	✓	• The Scotiabank Guidelines for Business Conduct serve as the Bank’s code of ethics. The Guidelines have been in place for many years and apply to all directors, officers and employees of the Bank.
• The Guidelines can be found on the Bank’s website in the Corporate Governance section and are available in print to any shareholder upon written request to the Secretary of the Bank.
• Amendments to the Guidelines and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers granted in 2005.

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Does the
SARBANES-OXLEY ACT AND RELATED	Bank
UNITED STATES REQUIREMENTS	align?	GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

The CEO and CFO must certify, among other things, that the financial statements contained in the Bank’s annual report filed with the SEC fairly present the financial condition and results of operations of the Bank.
✓
•     The Bank prepares and files annually the required CEO and CFO certifications.
•     The Bank has formal due diligence and other procedures designed to ensure that all material financial information is included in its financial statements.

The CEO and CFO must certify, among other things, that the Bank’s annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Bank.
✓
•     The Bank prepares and files the required CEO and CFO certifications.
•     The Bank has formal due diligence and other procedures designed to ensure that all material financial information is included in its Annual Report filed with the SEC.

The Bank must disclose the CEO and CFO’s (i) conclusions on the effectiveness of the Bank’s disclosure controls and procedures; and (ii) any changes to internal controls which had or are reasonably likely to have a material impact on internal control over financial reporting.
✓
•     As part of the certification process relating to the Annual Report filed with the SEC, including the Consolidated Financial Statements, the CEO and CFO certify that they are satisfied with the effectiveness of the Bank’s disclosure controls and procedures.
•     In fiscal 2005, there were no changes to internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

The Bank must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Bank’s public disclosures.	✓	• The Bank has disclosure controls and procedures designed to ensure all material information is accumulated and communicated to senior executives of the Bank and to the Bank’s Disclosure Committee.

The Bank must have a written code of ethics and conduct applicable to senior financial officers and the CEO, and must disclose any waivers of the code.	✓
•     The Scotiabank Guidelines for Business Conduct serve as the Bank’s code of ethics. The Guidelines have been in place for many years and apply to all directors, officers and employees of the Bank.
•     The Guidelines can be found on the Bank’s website in the Corporate Governance section.
•     Amendments to the Guidelines and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers granted in 2005.

The Bank must disclose the identity of the financial expert on the Audit Committee.	✓
•     All of the members of the Audit and Conduct Review Committee are financially literate, and one or more members of the Committee meet the definition of a financial expert.
•     The Board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.

The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.	✓	• The Audit and Conduct Review Committee has established policies and procedures for pre-approval of audit and permitted non-audit services.

The Bank must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.	✓
•     The Bank has adopted a Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns. This policy contains procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls and auditing matters and for the confidential, anonymous submission by employees of concerns relating to such matters.

The Bank must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.	✓	• The Bank has adopted a Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns to protect employees wishing to raise such an issue.

The Bank must restrict lending to any of its directors or executive officers.	✓	• The Bank has adopted lending guidelines related to Directors and executive officers that comply with the requirements of the Sarbanes-Oxley Act.

Scotiabank 51

Director Independence Standards
A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.
1. A director will not be independent if:
•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank;

•	the director has received, or an immediate family member of the director has received (except for employee service other than as an executive officer), during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$100,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
2. In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:
•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.
The Board will annually review the commercial, charitable and other relationships of directors. Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

Scotiabank 52

On November 29, 2005, the Board of Directors determined that 13 of 16 nominees proposed for election as directors are independent under the above standards. Based on these criteria, the following directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Alexis E. Rovzar, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and Barbara S. Thomas.
The following directors are not independent: John T. Mayberry (due to a prior interlocking corporate relationship with a Bank executive officer), Gerald W. Schwartz (due to an overall business relationship with the Bank) and Richard E. Waugh (due to his position as President and Chief Executive Officer). The Bank believes that directors who do not meet the independence standards make valuable contributions to the Board and the Bank by reason of their experience and knowledge.

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APPENDIX 3

CHANGE OF AUDITOR DOCUMENTS
CHANGE OF AUDITOR NOTICE
     The Bank of Nova Scotia (“Scotiabank”) hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:
1.	Currently, Scotiabank engages two audit firms, being KPMG LLP (“KPMG”) and PricewaterhouseCoopers LLP (“PwC”). The Board of Directors, in conjunction with a selection committee led by Scotiabank’s Chairman of the Audit and Conduct Review Committee (the “Selection Committee”), has conducted a thorough review of Scotiabank’s audit requirements, including the practice of using two audit firms, and the services provided by the current joint auditors and has received proposals from each of KPMG and PwC to serve as the sole auditor of Scotiabank.

2.	At a meeting of the Board of Directors held on September 27, 2005, the Board of Directors selected, following the recommendations of the Selection Committee and the Audit and Conduct Review Committee, KPMG to act as the sole auditor of Scotiabank for the fiscal year ended October 31, 2006. Accordingly, the Board of Directors determined to propose, at the next annual meeting of shareholders of Scotiabank, that KPMG be appointed as Scotiabank’s sole auditor upon the expiry of PwC’s current term of appointment. Each of KPMG and PwC will continue to act as Scotiabank’s joint auditors for the remainder of fiscal 2005 until their appointment expires at the next annual meeting of shareholders.

3.	There have been no adverse or qualified opinions or denials of opinion or reservations contained in the auditors’ reports on Scotiabank’s annual consolidated financial statements for the two fiscal years preceding the date of this notice, being the reports of KPMG and PwC for the fiscal years ended October 31, 2003 and October 31, 2004.

4.	There have been no reportable events (including disagreements, consultations and unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

5.	Scotiabank has requested that each of KPMG and PwC furnish a letter addressed to the securities administrator in each province and territory of Canada stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED this 27th day of September, 2005.

Scotiabank 54

KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Suite 3300	www.kpmg.ca
Commerce Court West
199 Bay Street
Toronto ON M5L 1B2
September 27, 2005
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Dear Sirs/Mesdames:
Re: The Bank of Nova Scotia — Change of Auditor Notice
We acknowledge receipt of a Change of Auditor Notice (the “Notice”) dated September 27, 2005 delivered to us by The Bank of Nova Scotia.
Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of KPMG LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.
Yours very truly,

Chartered Accountants
c.c.	The Honourable Michael J.L. Kirby, Chairman of the Audit and Conduct Review Committee
Luc A. Vanneste, Executive Vice President and Chief Financial Officer, The Bank of Nova Scotia
Mr. Jerry Whelan, Partner, PricewaterhouseCoopers LLP
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Scotiabank 55

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
September 27, 2005
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Dear Sirs/Mesdames
Re: The Bank of Nova Scotia — Change of Auditor Notice
We acknowledge receipt of a Change of Auditor Notice (the “Notice”) dated September 27, 2005 delivered to us by The Bank of Nova Scotia in respect of the decision by the Board of Directors not to reappoint us as auditor of The Bank of Nova Scotia effective for fiscal 2006.
Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of PricewaterhouseCoopers that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.
Yours very truly,

PricewaterhouseCoopers Chartered Accountants
c.	The Honourable Michael J.L. Kirby, Chairman of the Audit and Conduct Review Committee
Luc A. Vanneste, Executive Vice President and Chief Financial Officer, The Bank of Nova Scotia
Reinhard Dotzlaw, KPMG

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.

Scotiabank 56

44 KING STREET WEST
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CANADA M5H 1H1
www.scotiabank.com

™ Trademark of The Bank of Nova Scotia.